Exhibit 2.1

Execution Copy

ASSET PURCHASE AGREEMENT

DATED AS OF DECEMBER 20, 2019

BY AND BETWEEN

MARQUEE BRANDS, LLC, AS PURCHASER,

DESTINATION MATERNITY CORPORATION, AS THE COMPANY,

AND

THE OTHER SELLERS NAMED HEREIN

AND

THE AGENT NAMED HEREIN

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INDEX OF EXHIBITS

EXHIBIT A	FORM OF BILL OF SALE AND ASSIGNMENT AND ASSUMPTION AGREEMENT
EXHIBIT B	BIDDING PROCEDURES ORDER
EXHIBIT C	AGENCY AGREEMENT
EXHIBIT D	TRANSITION SERVICES AGREEMENT TERM SHEET

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of December 20, 2019, by and among (i) Marquee Brands, LLC, a Delaware limited liability company (“Purchaser”), (ii) Destination Maternity Corporation, a Delaware corporation (the “Company”), and the Subsidiaries of the Company that are indicated on the signature pages attached hereto (together with the Company, each a “Seller” and collectively “Sellers”), and (iii) a contractual joint venture composed of Hilco Merchant Resources, LLC and Gordon Brothers Retail Partners, LLC (together “Agent”; provided that for purposes of the Agency Agreement and the sale of the Designated Assets pursuant thereto, “Agent” has the meaning given thereto in the Agency Agreement). Purchaser, Agent, and Sellers are referred to herein individually as a “Party” and collectively as the “Parties” Capitalized terms used in herein shall have the meanings set forth herein or in Article XI.

RECITALS

WHEREAS, the Company and the other Sellers are in the business of the sale and distribution of maternity wear through the operation of retail locations, locations within department stores, a distribution center, and online sales platforms (the “Business”);

WHEREAS, on October 21, 2019 (the “Petition Date”), the Company and the other Sellers filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. §§ 101-1532 (the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), which are being jointly administered for procedural purposes (collectively, the “Bankruptcy Case”);

WHEREAS, Sellers operate the retail stores under the names “Destination Maternity” or “Motherhood Maternity Stores” or “Pea in the Pod” (other than the Closing Stores, each a “Store” and collectively, the “Stores”);

WHEREAS, Sellers and Purchaser desire to designate for sale by Agent (or its Affiliates) the Designated Assets (as defined below) pursuant to Section 1.1, and the Agency Agreement (as defined below), as more specifically provided herein; and

WHEREAS, Purchaser desires to purchase the Acquired Assets and assume the Assumed Liabilities from Sellers, and Sellers desire to sell, convey, assign, and transfer to Purchaser the Acquired Assets together with the Assumed Liabilities, in a sale authorized by the Bankruptcy Court pursuant to, inter alia, sections 105, 363 and 365 of the Bankruptcy Code, in accordance with the other applicable provisions of the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure and the local rules for the Bankruptcy Court (together, the “Bankruptcy Rules”), all on the terms and subject to the conditions set forth in this Agreement and subject to entry of the Sale Order.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants, and agreements set forth herein, and intending to be legally bound hereby, Purchaser and Sellers hereby agree as follows.

ARTICLE I

PURCHASE AND SALE OF THE SUBJECT ASSETS;

ASSUMPTION OF ASSUMED LIABILITIES

1.1 Designated Assets. Pursuant to sections 105, 363 and 365 of the Bankruptcy Code, on the terms and subject to the conditions set forth herein and in the Sale Order, effective as of the date hereof, Purchaser and Sellers hereby designate Agent to serve as their exclusive Agent for purposes of selling, transferring, pursuing or otherwise disposing of the Designated Assets subject to and in accordance with the terms and conditions of this Agreement and the Agency Agreement. “Designated Assets” means the following:

(a) all Merchandise of Sellers (provided that the sale of Merchandise shall be subject to and in accordance with the terms of the Agency Agreement) and subject to Section 1.6, all Inventory for which Sellers have taken receipt under the Open Purchase Orders and Agent has accepted in its sole discretion (the “Honored Open Purchase Orders”; provided that the sale of Inventory for which Sellers have taken receipt under the Honored Open Purchase Orders shall be subject to and in accordance with the terms of the Agency Agreement);

(b) all Furnishings and Equipment at all Stores and the Distribution Center, excluding any Acquired Furnishings and Equipment, provided that, at the written election of the Purchase prior to Closing, the Purchaser may elect to have the Furnishing and Equipment at the Distribution Center be an Acquired Asset, in which case it shall be treated as such;

(c) all Cash and Cash Equivalents physically held at any Store (the “Store Cash”); and

(d) all demands, allowances, refunds (other than Tax refunds or Tax attributes), rebates (including any vendor or supplier rebates), rights (including under or with respect to express or implied guarantees, warranties, representations, covenants and indemnities), claims, counterclaims, defenses, credits, causes of action, rights of set off, rights of recovery or rights of recoupment (in each case, other than against any Seller) relating to or arising against suppliers, vendors, merchants, manufacturers or counterparties to any Assigned Contract, in each case arising out of or relating to the Merchandise or other Designated Assets whether arising on, prior or from and after the Closing Date with respect to any of the Acquired Assets or Assumed Liabilities (the “Designated Actions”), and all other claims or causes of action under any other provision of the Bankruptcy Code or applicable Laws, including all actions relating to vendors and service providers used in the Business, and Agent shall have the sole discretion to pursue, prosecute, litigate, institute or commence an action based on, assert, sell, convey, assign or file any claim that relates to the Designated Actions, or assert or use any such Designated Actions solely for defensive purposes (provided that the pursuit, negotiation, settlement or dismissal of Designated Actions shall be subject to and in accordance with the terms of the Agency Agreement), excluding in all cases of this clause (d), for the avoidance of doubt, all Excluded Assets and all Preference Actions.

1.2 Purchase and Sale of the Acquired Assets. Pursuant to sections 105, 363 and 365 of the Bankruptcy Code, on the terms and subject to the conditions set forth herein and in the Sale Order, at the Closing, Sellers shall sell, transfer, assign, convey, and deliver to Purchaser, and Purchaser shall purchase, acquire, and accept from Sellers, all of Sellers’ right, title and interest in and to the Acquired Assets, free and clear of all Encumbrances other than Permitted Encumbrances. “Acquired Assets” means all of the properties, rights, interests and other assets of the Sellers, whether tangible or intangible, real, personal, or mixed, wherever located and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP, including any such properties, rights, interests, and other assets acquired by the Sellers after the date hereof and prior to the Closing, set forth below, but excluding in all cases the Designated Assets and Excluded Assets:

(a) subject to Section 1.7, all Contracts to which any Seller is a party and which are listed on Schedule 1.2(a) (the “Assigned Contracts”);

(b) all Documents, including (i) all data owned or controlled (meaning any data Sellers have the ability to transfer in compliance with applicable Law) by any of the Sellers and contained in Sellers’ IT systems, data centers or databases stored by third parties on behalf of Sellers or otherwise collected, accessed, acquired, stored, protected, used, re-used or otherwise processed by or on behalf of a Seller to the extent the sale or transfer of such data is not in contravention with applicable Law or any of any Seller’s applicable privacy policies or contractual restrictions, and (ii) Customer Data to the extent the sale or transfer of such Customer Data is not in contravention with applicable Law or any of any Seller’s applicable privacy policies or contractual restrictions;

(c) all tangible assets of the Sellers, including the tangible assets of the Sellers on order to be delivered to any Seller that are related primarily to the E-Commerce Platform (the “Acquired Furnishings and Equipment”);

(d) all demands, allowances, refunds (other than Tax refunds or Tax attributes), rebates (including any vendor or supplier rebates), rights (including under or with respect to express or implied guarantees, warranties, representations, covenants and indemnities), claims, counterclaims, defenses, credits, causes of action, rights of set off, rights of recovery or rights of recoupment (in each case, other than against any Seller) relating to or arising against suppliers, vendors, merchants, manufacturers and counterparties to leases, licenses or any Assigned Contract, in each case arising out of or relating to events occurring from and after the Closing Date with respect to any of the Acquired Assets or Assumed Liabilities;

(e) to the extent transferable under applicable Law, all of the rights, interests and benefits accruing under all Permits necessary for operation or use of the Acquired Assets, and all pending applications therefor;

(f) all Intellectual Property, all rights to collect royalties and proceeds in connection therewith with respect to the period from and after the Closing, all rights to sue and recover for past, present and future infringements, dilutions, misappropriations of, or other conflicts with, such Intellectual Property and any and all corresponding rights that, now or hereafter, may be secured throughout the world, including any Intellectual Property licensed to any Seller (collectively, the “Transferred Company Intellectual Property”), which shall specifically include, for the avoidance of doubt, all of Sellers’ right, title and interest in and to Intellectual Property embodied in prototypes, product samples, archived products and designs and third-party products used in the business conducted by the Sellers as design inspiration or direction, and all media, photographs, videos, audios, digital content, research and development files, and advertising, marketing and promotional materials and surveys created for or in the possession of the Sellers or their Affiliates;

(g) all computer, information technology and data processing systems, facilities, and services used by or for or in connection with the E-Commerce Platform, including all software, hardware, networks, communications facilities, platforms, and related systems and services; provided that to the extent any of the Sellers’ right, title, and interest in and to any of the assets contemplated by this clause (g) are governed by any Contract, such right, title and interest shall transfer only if such Contract is an Assigned Contract;

(h) financial, marketing and business data, pricing and cost information, business and marketing plans and other information, files, correspondence, records, data, plans, reports and recorded knowledge, historical trademark files, prosecution files of the Sellers in whatever media retained or stored, including computer programs and disks, in each case solely to the extent related to the Acquired Assets or the Assumed Liabilities, including files in the possession of Sellers;

(i) all goodwill associated with the Business or the Acquired Assets;

(j) insurance proceeds received by Sellers and insurance awards received by Sellers with respect to any of the Acquired Assets after the Closing Date;

(k) all right of publicity and all similar rights, including, all commercial merchandising rights;

(l) all payment intangibles and general intangible assets and rights of the Sellers related to the assets described in subsections (a) – (k) of this Section 1.2; and

(m) all Preference Actions.

1.3 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, in no event shall the Sellers be deemed to sell, transfer, assign, or convey, and the Sellers shall retain all right, title and interest to, in and under the following assets, properties, interests and rights of such Seller (collectively, the “Excluded Assets”):

(a) all assets expressly excluded from the definition of Designated Assets and Acquired Assets pursuant to Section 1.1 or 1.2;

(b) all Cash and Cash Equivalents (other than Store Cash), all bank accounts, and all deposits (including maintenance deposits, customer deposits, and security deposits for rent, electricity, telephone or otherwise) or prepaid or deferred charges and expenses, including all lease and rental payments, that have been prepaid by any Seller (except to the extent such amounts may have been used to reduce any Cure Costs), and any retainers or similar amounts paid to Advisors or other professional service providers

(c) all Contracts of the Sellers that are not Assigned Contracts, including those listed on Schedule 1.3(b) (the “Excluded Contracts”);

(d) all Documents (i) to the extent they relate to any of the Excluded Assets or Excluded Liabilities; (ii) that are the Sellers’ financial accounting Documents, corporate charter, minute and stock record books, Tax Returns (and any related work papers), corporate seal, checkbooks, and canceled checks; (iii) that any Seller is required by Law or any of any Seller’s applicable privacy policies or contractual restrictions to retain; or (iv) that are governed under GDPR or collected from natural persons with addresses in the European Union or European Economic Area; provided that, to the extent not prohibited by applicable Law or any of any Seller’s applicable privacy policies or contractual restrictions, Purchaser shall have the right to make copies of any portions of such Documents;

(e) all Documents prepared or received by any Seller or any of its Affiliates in connection with the transactions contemplated hereby and are subject to the Subject Assets and this Agreement, including (i) all analyses relating to the Subject Assets or Purchaser so prepared or received, (ii) all bids and expressions of interest received from third parties with respect to the acquisition of any of Sellers’ businesses or assets; and (iii) all privileged materials, documents and records of a Seller or any of its Affiliates;

(f) all current and prior insurance policies of any of the Sellers, including for the avoidance or doubt all director and officer insurance policies, and all rights and benefits of any nature of the Sellers with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries;

(g) all membership interests or other equity interests of any Seller or any of their respective Subsidiaries or securities convertible into, exchangeable, or exercisable for any such membership interests or other equity interests;

(h) all Seller Plans and any right, title or interest in any of the assets thereof or relating thereto;

(i) (i) all Avoidance Actions, (ii) all other rights, claims, causes of action, rights of recovery, rights of set-off, and rights of recoupment as of the Closing of any Seller, in each case, arising out of or relating to events occurring on or prior to the Closing Date, and (iii) all claims that any of the Sellers may have against any Person with respect to any other Excluded Assets or any Excluded Liabilities.

(j) the Sellers’ rights under this Agreement, including the Purchase Price hereunder, or any agreement, certificate, instrument, or other document executed and delivered between any Seller and Purchaser in connection with the transactions contemplated hereby, or any other agreement between any Seller and Purchaser entered into on or after the date hereof;

(k) all Tax refunds and Tax attributes that are not transferred by the operation of applicable Tax Law;

(l) all payment processor receivables for sales made before the Sale Commencement Date, all accounts receivable, all payments with respect to New Jersey Tax credits, and, in each case, all rights with respect thereto;

(m) all Inventory of Seller (other than Inventory for which Sellers have taken receipt under the Honored Open Purchase Orders in accordance with Section 1.1(a); provided that the sale of Inventory for which Sellers have taken receipt under the Honored Open Purchase Orders shall be subject to and in accordance with the terms of the Agency Agreement) and any Merchandise (provided that the sale of Merchandise shall be subject to and in accordance with the terms of the Agency Agreement);

(n) all real estate and all interests in real estate other than the Leased Real Property, including any Leasehold Improvements thereon;

(o) all information that is governed by GDPR or collected from natural persons with an address in the European Union or European Economic Area; and

(p) the properties and assets set forth on Schedule 1.3(n).

1.4 Assumption of Certain Liabilities by Purchaser. On the terms and subject to the conditions set forth herein and in the Sale Order, effective as of the Closing, Purchaser shall assume from the Sellers (and from and after the Closing pay, perform, discharge, or otherwise satisfy in accordance with their respective terms), and the Sellers shall irrevocably convey, transfer, and assign to Purchaser, only the following Liabilities, without duplication and only to the extent not paid prior to the Closing (collectively, the “Assumed Liabilities”):

(a) all Liabilities and obligations of the Sellers under the Assigned Contracts solely to the extent such Liabilities arise from and after the Closing Date (excluding any liabilities for breach thereof);

(b) all cure costs required to be paid pursuant to section 365 of the Bankruptcy Code in connection with the assumption and assignment of the Assigned Contracts (the “Cure Costs”); provided that, subject to Section 1.7(b), to the extent Cure Costs exceed $1,000,000 in the aggregate, such Cure Costs shall reduce the Purchase Price on a dollar for dollar basis to the extent of such excess (the “Excess Cure Costs”);

(c) all Liabilities arising out of the conduct of the Business or the ownership of the Subject Assets, in each case, by Purchaser (or as to be paid by Agent pursuant to the Agency Agreement) from and after the Closing Date;

(d) up to $500,000 resulting from or arising out of, prior to, on or after the Closing, any gift certificates, gift cards, return credits, and similar merchandise credits issued by Sellers redeemed within thirty (30) days of the Closing, which amounts shall be honored by the Agent but may not be used on E-Commerce sites;

(e) Transfer Taxes allocated to Purchaser pursuant to Section Article IX; and

(f) all Liabilities set forth on Schedule 1.3(f).

1.5 Assumption of Transfer Tax Liabilities by Agent. On the terms and subject to the conditions set forth herein and in the Sale Order, effective as of the Closing, Agent shall assume from the Sellers (and from and after the Closing pay, perform, discharge, or otherwise satisfy in accordance with their respective terms), and the Sellers shall irrevocably convey, transfer, and assign to Agent, Transfer Taxes allocated to Agent pursuant to Article IX.

1.6 Excluded Liabilities. Purchaser or Agent shall not assume by this Agreement or the Agency Agreement, or be obligated to pay, perform or otherwise discharge or in any other manner be liable or responsible for any Liabilities of, or Action against, the Sellers or relating to the Subject Assets, of any kind or nature whatsoever, whether absolute, accrued, contingent or otherwise, liquidated or unliquidated, due or to become due, known or unknown, currently existing or hereafter arising, matured or unmatured, direct or indirect, and however arising, whether existing on the Closing Date or arising thereafter as a result of any act, omission, or circumstances taking place prior to the Closing, other than the Assumed Liabilities and the payment of all Expenses (all such Liabilities that are not Assumed Liabilities being referred to collectively herein as the “Excluded Liabilities”).

1.7 Assumption/Rejection of Certain Contracts.

(a) Assumption and Assignment of Executory Contracts. The Sellers shall provide timely and proper written notice of the motion seeking entry of the Sale Order to all parties to any executory Contracts or unexpired leases to which any Seller is a party that are Assigned Contracts and take all other actions necessary to cause such Contracts to be assumed by the Sellers and assigned to Purchaser pursuant to section 365 of the Bankruptcy Code to the extent that such Contracts are Assigned Contracts at Closing. Subject to Section 1.7(b), at the Closing, the Sellers shall, pursuant to the Sale Order, and the Assignment and Assumption Agreement(s), assume and assign to Purchaser (the consideration for which is included in the Purchase Price), all Assigned Contracts that may be assigned by any such Seller to Purchaser pursuant to sections 363 and 365 of the Bankruptcy Code, subject to adjustment pursuant to Section 1.7(b). At the Closing, Purchaser shall assume, and thereafter in due course and in accordance with its respective terms pay, fully satisfy, discharge and perform all of the obligations under each Assigned Contract pursuant to section 365 of the Bankruptcy Code.

(b) Excluding or Adding Assigned Contracts Prior to Closing. Purchaser and Agent shall have the right to notify the Sellers in writing of any Assigned Contract that Purchaser or Seller does not wish to assume or any Contract to which any Seller is a party that Agent or Purchaser desire for Agent or Purchaser to assume as an Assigned Contract; provided that (i) no Contract that would reasonably be expected to be materially necessary for the operation of the Business in the Ordinary Course may be rejected by Sellers without the prior written consent of Agent and Purchaser at any time prior to the Sale Termination Date, (ii) all other Contracts of Sellers may be designated by Agent or Purchaser (as applicable) as Assigned Contracts or Excluded Contracts as set forth in this Section 1.7(b), and (iii) notwithstanding the forgoing, no Lease shall be an Assigned Contract nor designated by Agent or Purchaser (as applicable) as an Assigned Contract absent written notice of a further motion to assume and assign such Lease(s), which motion shall contain adequate assurance of future performance as required under the Bidding Procedures Order. With respect to all such other Contracts, Sellers shall cause that (i) up to the Closing, with respect to any such previously considered Assigned Contract that Purchaser and Agent no longer wish Purchaser to assume (as so notified to Sellers in writing prior to the Closing) shall be automatically deemed removed from the Schedules related to Assigned Contracts and automatically deemed added to the Schedules related to Excluded Contracts, in each case, without any adjustment to the Purchase Price, and (ii) with respect to any such previously considered Excluded Contract that Purchaser or Agent wish for Purchaser or Agent (as applicable) to assume as an Assigned Contract shall, if notice is given to Sellers prior to Closing be automatically deemed added to the Schedules related to Assigned Contracts, automatically deemed removed from the Schedules related to Excluded Contracts, and assumed by Sellers to sell and assign to Purchaser or Agent (as applicable), in each case, without any adjustment to the Purchase Price; provided that any estimated Cure Costs from the schedule of Cure Costs in the Dataroom as of the date of this Agreement with respect to any Contract that is not set forth on Schedule 1.2(a) as of the date hereof but is added as an Assigned Contract pursuant to this Section 1.7(b) shall be added to the maximum amount of Cure Costs set forth in Section 1.4(b) for purposes of calculating Excess Cure Costs. In the event that, after Closing, Agent or Purchaser identifies a Contract that either the Agent or the Purchaser wishes to have the Sellers assume and assign to the Agent or the Purchaser, so long as notice is given to Sellers before the rejection of such Contract, Sellers will take all commercially reasonable steps to have such Contract assumed and assigned to Agent or the Purchaser, as applicable, with all additional Cure Costs related to such Contracts to be paid by the Agent or the Purchaser, as applicable, without regard or counting toward the maximum amount of Cure Costs set forth in Section 1.4(b) for purposes of calculating Excess Cure Costs.

(c) Non-Assignment. Subject to Section 1.7(b), notwithstanding the foregoing, a Contract shall not be an Assigned Contract hereunder and shall not be assigned to, or assumed by, Purchaser to the extent that such Contract (i) is rejected by a Seller or terminated by a Seller or any other party thereto (to the extent permitted hereunder), or terminates or expires by its terms, on or prior to such time as it is to be assumed by Purchaser as an Assigned Contract hereunder and is not continued or otherwise extended upon assumption or (ii) requires, subject to applicable provisions of the Bankruptcy Code, a Consent or Governmental Authorization (other than, and in addition to, that of the Bankruptcy Court) in order to permit the sale or transfer to Purchaser of the applicable Seller’s rights under such Contract, and such Consent or Governmental Authorization has not been obtained prior to such time as it is to be assumed by Purchaser as an Assigned Contract hereunder. In the event that any Assigned Contract is deemed not to be assigned pursuant to clause (ii) of the first sentence of this Section 1.7(c), the Closing shall nonetheless take place subject to the terms and conditions set forth herein and, thereafter, through the earlier of such time as such Consent or Governmental Authorization is obtained and twelve (12) months following the Closing (or the remaining term of such Contract or the closing of the Bankruptcy Case, if shorter), Sellers and Purchaser shall (A) use reasonable best efforts to secure such Consent or Governmental Authorization as promptly as practicable after the Closing and (B) cooperate in good faith in any lawful and commercially reasonable arrangement reasonably proposed by Purchaser, including subcontracting, licensing, or sublicensing to Purchaser any or all of any Seller’s rights and obligations with respect to any such Assigned Contract, under which (1) Purchaser shall obtain (without infringing upon the legal rights of such third party or violating any Law) the economic rights and benefits (net of the amount of any related Tax costs imposed on Sellers or their respective affiliates) under such Assigned Contract with respect to which the Consent and/or Governmental Authorization has not been obtained and (2) Purchaser shall assume any related burden (including the amount of any related Tax benefit obtained by Sellers or their respective affiliates) and obligation (including performance) with respect to such Assigned Contract. Upon satisfying any requisite Consent or Governmental Authorization requirement applicable to such Assigned Contract after the Closing, such Assigned Contract shall promptly be transferred and assigned to Purchaser in accordance with the terms of this Agreement.

ARTICLE II

CONSIDERATION; PAYMENT; CLOSING

2.1 Consideration; Payment.

(a) The aggregate consideration to be paid by the Purchaser to the Sellers for the sale, transfer or designation, as applicable of the Subject Assets (collectively, the “Purchase Price”) shall be: (i) the assumption of Assumed Liabilities, and (ii) payment of an amount in cash equal to (A) the Estimated Purchase Price, plus or minus (as applicable) (B) the Merchandise Purchase Price Adjustment (if any), plus (C) the Store Cash Amount, plus (D) $225,000 (the “Trade Cash Amount”) (such sum of (A) through (D), the “Cash Payment”). Without limiting any of Purchaser’s obligations hereunder, including with respect to payment of the Cash Payment, the Parties acknowledge and agree that Agent is funding a portion of the Cash Payment in consideration of the Agency Agreement.

(b) At the Closing, Purchaser shall deliver, or cause to be delivered, to the concentration account maintained at Wells Fargo Bank, N.A. bearing the account number ending in 4030 (the “Payment Account”), the Estimated Purchase Price minus the Deposit, and minus the Holdback, and any other payment required to be made pursuant to any other provision hereof shall be made in cash by wire transfer of immediately available funds to such bank account as shall be designated in writing by the applicable Party to (or for the benefit of) whom such payment is to be made at least two Business Days prior to the date such payment is to be made. Purchaser acknowledges and Sellers agree that all proceeds of the Cash Payment, Deposit, Trade Cash Amount, Holdback (if any and once released from the Holdback Account), and all other amounts payable to Sellers hereunder shall be remitted to the Payment Account, which proceeds, less the amount of Stub Rent Reserve (as defined in the Final Cash Collateral Order), and less the amount then owing in respect of the Carve Out (as defined in the Final Cash Collateral Order), and less the Texas Adequate Protection Amount (as defined in the Final Cash Collateral Order) shall be paid to the ABL Agent (as defined in the Final Cash Collateral Order) to be permanently applied first to all ABL Obligations until such obligations are paid in full, and then less the amount of the Trade Claim Reserve, second to the Term Loan Agent (as defined in the Final Cash Collateral Order) to be applied to all Term Loan Obligations (as defined in the Final Cash Collateral Order) until such obligations are paid in full.

2.2 Deposit; Holdback.

(a) Purchaser shall pay, or caused to be paid, no later than December 2, 2019 an earnest money deposit (the “Deposit”) into escrow with a designee of the Company in the amount of ten percent (10%) of the Estimated Purchase Price (excluding the estimated Store Cash Amount) by wire transfer of immediately available funds on or prior to the date hereof. The Deposit shall not be subject to any lien, attachment, trustee process, or any other judicial process of any creditor of any of the Sellers or Purchaser and shall be applied against payment of the Estimated Purchase Price on the Closing Date.

(b) If this Agreement has been terminated by the Company pursuant to Section 8.1(f) or Section 8.1(h) (or by Purchaser in circumstances in which the Company would at the time of such termination be entitled to terminate this Agreement pursuant to Section 8.1(f) or Section 8.1(h)), then the Company shall retain the Deposit.

(c) If this Agreement has been terminated by any Party, other than as contemplated by Section 2.2(b), then the Deposit shall be returned to Purchaser within five (5) Business Days after such termination.

(d) The Parties agree that the Company’s right to retain the Deposit, as set forth herein, is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Sellers for their respective efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. If this Agreement is terminated in a manner in which the Company is entitled to retain the Deposit in accordance with Section 2.2(b), then (i) the Company’s retention of the Deposit as liquidated damages (and not a penalty) shall be the sole right of any Seller to recover monetary damages for Purchaser’s breach of this Agreement or Purchaser’s or Agent’s failure to consummate the transactions contemplated by this Agreement, (ii) in no event shall Purchaser or Agent have any responsibility with respect thereto, other than execution and delivery of an instruction, if required, to deliver the Deposit to Sellers, and (iii) the Sellers agree that the Purchaser and Agent shall not be responsible for any special or consequential damages related to any breach of this Agreement by Purchaser or failure to consummate the transactions contemplated by this Agreement; provided that nothing in this clause (iii) shall limit the Sellers’ right to the Deposit.

(e) At the Closing, Purchaser shall pay the Holdback to the Escrow Agent to be deposited into a segregated account (such account, the “Holdback Account”). The Holdback shall be applied and released as provided in Section 2.3.

2.3 Merchandise.

(a) Commencing as promptly as practicable following the Closing Date, Sellers, Purchaser, and Agent shall cause to be taken a SKU level Cost Value and Retail Price physical inventory of certain Merchandise as described in this Section 2.3 (collectively, the “Merchandise Taking”).

(i) The Merchandise Taking shall be completed in each of the Stores and the Distribution Center as soon as practicable (the date of the Merchandise Taking at each Store or the Distribution Center being the “Merchandise Date” for each Store), but in any event no later than twenty-one (21) days after the Closing Date (subject to the availability of the Merchandise Taker); provided that the Company, Purchaser, and Agent may agree to undertake Merchandise Taking at subset of Stores and to extrapolate the results thereof to all Stores; provided further that the Parties shall account for the Merchandise located in the Distribution Center as of Closing but distributed out of the Distribution Center prior to the Merchandise Date for the Distribution Center. Merchandise located in Merchant’s Distribution Center or in-transit from the Distribution Center to a Store that arrives after the Merchandise Date for such Store shall be counted by Advisors of Sellers, Agent, and Purchaser upon receipt at such Store. On Order Merchandise shall be counted as part of the Distribution Center Merchandise until all Merchandise designated for the Stores from a Distribution Center is shipped from such Distribution Center. Thereafter, such On Order Merchandise shall be counted as it arrives at the Distribution Center by processes and procedures mutually acceptable to Agent, Purchaser and Sellers.

(ii) The Merchandise Taker will conduct the physical inventory in accordance with such procedures and instructions as are consistent with the usual and customary practices of the industry or as may otherwise be mutually and reasonably agreed upon by the Merchandise Taker, Sellers, Purchaser and Agent, and otherwise in accordance with the terms and conditions of this Section 2.3. Each Party and the Agent shall be entitled to have Advisors present during the Merchandise Taking and to review, reconcile, and verify the listing and tabulation of the Merchandise Taker (after review, reconciliation and mutual written verification thereof by Purchaser, Agent, and Sellers, the “Merchandise Report”), and the fees and expenses of the Merchandise Taker shall be borne fifty percent (50%) by Agent and fifty percent (50%) by the Sellers. Purchaser, Sellers and Agent will direct the Merchandise Taker to deliver the Merchandise Report no later than seven (7) calendar days, if practicable, after the completion of the Merchandise Taking.

(iii) Sellers, Agent, and Purchaser may agree that during the conduct of the Merchandise Taking the Stores (or any section thereof) shall be closed to the public, and no sales or other transactions shall be conducted within the applicable Store. Sellers, Agent, and Purchaser further agree that until the Merchandise Taking in a particular Store is completed, neither the Sellers, Agent, nor Purchaser shall: (i) move Merchandise within or about the Store so as to make any such items unavailable for counting as part of the Merchandise Taking; or (ii) remove or add any hang tags, price tickets, inventory control tags affixed to any Merchandise or any other kind of in-store pricing signage within the Store. Sellers agree to cooperate with Merchandise Taker, Purchaser, and Agent to conduct the Merchandise Taking (including by making available to Merchandise Taker, Purchaser, Agent information relating to sales, units, costs, Cost Value, and Retail Price, and making available to Merchandise Taker, Purchaser, and Agent Merchant’s books, records, work papers and personnel to the extent reasonably necessary to calculate the Cost Value and Retail Price of the Merchandise). The Parties agree that the Merchandise Taking will commence at a time that will minimize the number of hours that the Stores will be closed for business.

(b) At each Store, for the period from the Closing Date until the Merchandise Date for such Store, and for the E-Commerce Platform, for the period from the Closing Date through the last date on which sales are conducted using the E-Commerce Platform (or such earlier date as the Sellers, Purchaser and Agent may agree in writing), Sellers, Agent, and Purchaser shall jointly keep (i) a strict count of gross register receipts (or in the case of E-Commerce Platform sales, E-Commerce Platform records) less applicable sales taxes but excluding any prevailing Sale discounts (“Gross Rings”), and (ii) cash reports of sales within such Store or through the E-Commerce Platform. Register/ E-Commerce Platform reports shall show for each item sold the Cost Value and Retail Price for such item and the markdown or discount, if any, specifically granted by the Agent. All such records and reports shall be made available to Sellers, Agent, and Purchaser during regular business hours upon reasonable notice. Any Merchandise sold using the Gross Rings method shall be included as Merchandise, and all Merchandise sold during the Gross Rings period shall be included in the Merchandise Report at its applicable Cost Value (without taking into account any of Agent’s point of sale discounts or point of sale markdowns).

(c) The Merchandise Report (and the portion of the Purchase Price to be paid by Purchaser for the Merchandise) shall not include Merchandise that (i) is Excluded Defective Merchandise; (ii) is not transferable to Purchaser under applicable Law; (iii) belongs to sublessees or concessionaires of Sellers (other than Licensed Department Merchandise); or (iv) consists of raw materials, work in process, supplies, or material used or consumed in connection with the Business (collectively, the “Excluded Goods”), in each case, determined in accordance with usual and customary practices of the industry. With respect to any Licensed Department Merchandise, it shall be counted on the basis of such Merchandise set forth in the File, minus the sum of (x) Merchandise sold between the date of the File and the Sale Commencement Date and (y) an amount equal to Licensed Department Merchandise multiplied by 0.5%.

(d) The Merchandise Report shall include all Merchandise in the Stores, excluding the Excluded Goods (but including any portion or all of the Excluded Goods for which Sellers, Agent, and Purchaser are able to mutually agree (in each Party’s (or in the case of Agent, Agent’s) sole and absolute discretion) on the Cost Value and Retail Price thereof), and shall be supplemented to include (i) all Distribution Center Merchandise and On Order Merchandise that is received at a Store after the applicable Merchandise Date, but on or before twenty-eight (28) days after the Closing (the “Receipt Deadline”) and (ii) all Returned Merchandise that is returned to a Store after the applicable Merchandise Date, but on or prior to the date that is thirty (30) days after the Closing Date.

(e) Sellers, Purchaser, and Agent estimate that the aggregate Cost Value of the Merchandise to be included in the Sale will be $41.1 million (the “Estimated Merchandise Value”). To the extent that the Merchandise Value is higher or lower than the Estimated Merchandise Value, the Cash Payment shall be adjusted in accordance with the provisions and methodologies set forth on Schedule 2.3(d).

(f) The Cost Value and Retail Price of each item of Merchandise that is received at a Store after the date that is twenty-one (21) days after the Closing Date, but on or before the Receipt Deadline, shall be multiplied by the inverse of the then prevailing Sale discount, and such reduced Cost Value and Retail Price shall be the Cost Value and Retail Price of all such Merchandise so received at a Closing Store.

(g) If the ratio of the aggregate Cost Value of the Merchandise to the aggregate Retail Price of the Merchandise is a percentage greater than the Cost Factor Threshold, the Purchase Price shall be reduced in accordance with Schedule 2.3(g) (the cumulative adjustment of 2.3(e), 2.3(f), and this 2.3(g) and the corresponding effect on the Purchase Price, the “Merchandise Purchase Price Adjustment”).

(h) The Merchandise Report prepared by the Merchandise Taker shall be prepared in accordance with the usual and customary practices, policies and procedures of Sellers and shall show, among other things, the aggregate Cost Value and Retail Price determined in the manner provided above.

(i) From and after the date of this Agreement, neither Sellers nor any Person acting on behalf or direction of Sellers shall transfer or cause to be transferred any Merchandise or Furnishings and Equipment located at Stores prior to, on or after the date of this Agreement to any of the Stores or the Distribution Center.

2.4 Closing. The closing of the transfer and designation, as applicable, of the Subject Assets, the delivery of the Estimated Purchase Price, the assumption of the Assumed Liabilities and the consummation of the other transactions contemplated by this Agreement (the “Closing”) will take place by telephone conference and electronic exchange of documents (or, if the Parties agree to hold a physical closing, at the offices of Kirkland & Ellis LLP, located at 601 Lexington Avenue, New York, New York 10022) at 10:00 a.m. Eastern Time on the second (2nd) Business Day following full satisfaction or due waiver (by the Party entitled to the benefit of such condition) of the closing conditions set forth in Article VII (other than conditions that by their terms or nature are to be satisfied at the Closing), or at such other place and time as the Parties may agree. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

2.5 Closing Deliveries by the Sellers. At or prior to the Closing, the Sellers shall deliver to Purchaser:

(a) a bill of sale and assignment and assumption agreement substantially in the form of Exhibit A (the “Assignment and Assumption Agreement”) duly executed by the Sellers;

(b) a copy of the Sale Order, as entered by the Bankruptcy Court;

(c) the Agency Agreement, duly executed by Purchaser, Sellers and Agent;

(d) to the extent a Seller (as determined for U.S. federal income Tax purposes) is a “United States person” within the meaning of Section 7701(a)(30) of the Code, such Seller shall deliver duly completed IRS Form W-9;

(e) a duly executed copy of the Transition Services Agreement executed by Sellers;

(f) an Intellectual Property Assignment and Assumption Agreement in a form reasonably satisfactory to the Parties (the “IP Assignment and Assumption Agreement”), executed accordingly by Sellers

(g) the Holdback Escrow Agreement duly executed by Sellers and Escrow Agent;

(h) a Power of Attorney for each Seller Party; and

(i) an officer’s certificate, dated as of the Closing Date, executed by a duly authorized officer of the Company certifying that the conditions set forth in Sections 7.2(b) and 7.2(c) have been satisfied.

2.6 Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver to (or at the direction of) the Company:

(a) the Estimated Purchase Price;

(b) the Assignment and Assumption Agreement, duly executed by Purchaser;

(c) the Holdback Escrow Agreement, duly executed;

(d) the Agency Agreement, duly executed by Purchaser, Sellers and Agent;

(e) the IP Assignment and Assumption Agreement, duly executed by Purchaser;

(f) a duly executed copy of the Transition Services Agreement executed by Purchaser or its designee (as applicable); and

(g) an officer’s certificate, dated as of the Closing Date, executed by a duly authorized officer of Purchaser certifying that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.

2.7 Withholding. Purchaser and Agent shall not be entitled to deduct and withhold from the Purchase Price, except to the extent the deduction or withholding results from a Law of a jurisdiction outside the United States (or any state or locality thereof), a change in Law after the date hereof, or a Seller’s failure to satisfy its obligations under Section 2.5(d). Purchaser, Agent, and each of the Sellers shall cooperate in good faith to reduce or otherwise eliminate any such withholding obligation to the extent permitted by applicable Law.

2.8 Post-Closing Purchase Price Adjustment.

(a) Determination of Final Purchase Price after Closing. No later than sixty (60) calendar days after issuance of the Merchandise Report, the Sellers shall deliver a draft of the Closing Statement to the Purchaser and Agent.

(b) Examination and Review.

(i) Examination. After receipt of the Closing Statement, the Purchaser and Agent shall have thirty (30) days (the “Review Period”) to review the Closing Statement. During the Review Period, the Purchaser, Agent and their accountants shall have reasonable access to the books and records of the Sellers, the personnel of, and work papers prepared by, the Sellers or the Sellers’ accountants to the extent that they relate to the Closing Statement and to such historical financial information (to the extent in the Sellers’ possession) relating to the Closing Statement as the Purchaser and Agent may reasonably request for the purpose of reviewing the Closing Statement and to prepare a Dispute Notice (as defined below).

(ii) Objection. If, on or prior to the last day of the Review Period, the Purchaser or Agent disputes any item in the Closing Statement as delivered by the Sellers, the Purchaser and Agent may object to the Closing Statement by delivering to the Sellers a written statement setting forth the Purchaser’s or Agent’s objections in reasonable detail, indicating each disputed item or amount and what the Purchaser or Agent believes to be the correct value of the disputed item or amount and the reasons for the Purchaser’s or Agent’s disagreement therewith (the “Dispute Notice”). If the Purchaser or Agent fails to deliver the Dispute Notice before the expiration of the Review Period, the Closing Statement as delivered by the Sellers shall become final and binding on the Parties.

(iii) Resolution of Disputes. If the Parties cannot agree on an item(s) set out in a Dispute Notice within twenty (20) days after the Sellers’ receipt of the Dispute Notice, either Party may, within a subsequent period of ten (10) Business Days, refer the disputed item(s) to an independent accountant mutually agreed between Sellers, Purchaser, and Agent other than Sellers’ accountants, the Purchaser’s accountants, or Agent’s accountants (“Independent Accountant”) who, acting as experts and not arbitrators, shall resolve the specific items under dispute by the Parties in accordance with the terms and conditions of this Agreement and make any adjustments to the Closing Statement. The Independent Accountant shall only decide the specific items under dispute by the Parties and its decision for each disputed amount must be within the range of values assigned to each such item in the Closing Statement and the Dispute Notice, respectively. The Independent Accountant shall decide the procedural rules in connection with its hearing of the Parties’ positions on the disputed item and shall ensure that a decision can be reached as quickly as possible. Each Party shall give the Independent Accountant access to all information which in the reasonable opinion of the Independent Accountant is necessary to decide on the disputed item and shall cause that such information is provided promptly. The decisions of the Independent Accountant shall be final and binding on the Parties and neither Sellers, Purchaser, nor Agent shall seek further recourse through courts or other tribunals other than to enforce decision of the Independent Accountant.

(iv) The fees and expenses of the Independent Accountant shall be paid jointly by the Sellers and Purchaser in proportion to the relative difference between (x) the amount determined by the Independent Accountant and (y) the amounts proposed by Sellers in the Closing Statement and Purchaser in the Dispute Notice.

(v) All calculations relating to the Closing Statement, any of the amounts therein, or any of the adjustments hereunder shall be made and prepared in accordance with and in a manner consistent with the procedures, practices, methodologies and standards used in preparing Financial Statements.

(c) Purchase Price Adjustment after Closing. If the Final Purchase Price is (i) greater than the Estimated Purchase Price, the Purchaser shall pay to the Sellers the amount of the excess and Purchaser, Sellers, and Agent shall promptly deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to promptly release to Sellers the Holdback from the Holdback Account; or (ii) less than the Estimated Purchase Price (the “Purchaser Post-Closing Adjustment”), Purchaser, Sellers, and Agent shall promptly deliver joint written instructions to the Escrow Agent to promptly release to the Agent from the Holdback Account the amount by which the Final Purchase Price was less than the Estimated Purchase Price (and to Sellers the amount remaining in the Holdback Account, if any, following such release to Agent); provided that the Purchaser Post-Closing Adjustment shall not exceed the amount in the Holdback Account (the adjustments in (i) or (ii), as applicable, the “Post-Closing Adjustment”).

(d) Payments of Post-Closing Adjustment. Any payment under this Section 2.8 shall be made within five (5) Business Days after the Final Purchase Price has been determined whether by agreement, by the Independent Accountant or by arbitration, as applicable. Payment shall be made in immediately available funds by wire transfer to an account designated by the recipient in writing. For the avoidance of doubt, the process provided for in this Section 2.8 shall be Purchaser’s sole and exclusive recourse with respect to any disputes arising out of or related to the subject matter of this Section 2.8.

(e) Royalty Payments. To the extent that, on or prior to the date that the Post-Closing Adjustment has been finalized, Purchaser (i) is required to pay (or give credit for) an amount to any of the Strategic Partners pursuant to an Assigned Contract for the Sellers’ valid and not disputed underperformance under Strategic Partnership Agreements relating to payments made to the Sellers prior to the Closing Date or (ii) has received any prepayments for any unearned amounts under Strategic Partnership Agreements (an unearned amount being the portion of any such prepayment that covers a period that includes the Closing and the portion of such amount being the portion of such prepayment that is proportional to the portion of such period that runs from the Closing to the end of such period), then the Purchase Price shall be further reduced by up to $500,000 in respect of such amounts (with no more than a $200,000 reduction in respect of underperformance payments or credits) so long as Purchaser makes demand for payment of such amounts prior to the date the Post-Closing Adjustment is finalized and such Purchase Price reduction shall be paid out of the amount in the Holdback Account.

(f) Adjustments for Tax Purposes. Any payments made pursuant to this Section 2.8 shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the Schedules delivered by the Company concurrently herewith and Sections 6.6(a) and 10.10, the Sellers represent and warrant to Purchaser as follows as of the date hereof and as of the Closing Date.

3.1 Organization and Qualification. Each of the Company and its Subsidiaries (a) is an entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as applicable, (b) has all requisite power and authority to own and operate its properties and to carry on its Businesses as now conducted, subject to the provisions of the Bankruptcy Code, and (c) is qualified to do business and is in good standing (or its equivalent) in every jurisdiction in which its ownership of property or the conduct of its Business as now conducted requires it to qualify, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

3.2 Authorization of Agreement. The execution, delivery, and performance of this Agreement by each Seller, and the consummation by such Seller of the transactions contemplated hereby, subject to requisite Bankruptcy Court (and Canadian Court, if any) approvals, have been duly and validly authorized by all requisite corporate or similar organizational action, and no other corporate or similar organizational proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement by such Seller. Subject to requisite Bankruptcy Court approvals, this Agreement has been duly and validly executed and delivered by such Seller, and, assuming this Agreement is a valid and binding obligation of Purchaser, this Agreement constitutes a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as limited by the application of bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, or other Laws relating to or affecting creditors’ rights or general principles of equity (whether considered in a proceeding in equity or at law) (the “Enforceability Exceptions”).

3.3 Conflicts; Consents.

(a) Except as set forth on Schedule 3.3(a) and assuming that (w) requisite Bankruptcy Court approvals are obtained, (x) the notices, authorizations, approvals, Orders, permits or consents set forth on Schedule 3.3(b) are made, given or obtained (as applicable), (y) the requirements of the HSR Act and any other applicable antitrust, competition or merger control Laws promulgated by any Governmental Body (“Foreign Competition Laws”) are complied with, and (z) any filings required by any applicable federal or state securities or “blue sky” Laws are made, the execution, delivery and performance by the Sellers of this Agreement and the consummation by the Sellers of the transactions contemplated hereby, do not: (i) violate the certificate of formation, limited liability company agreement or equivalent organizational documents of the Company or any of its Subsidiaries; (ii) violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound; or (iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, create in any party thereto the right to terminate or cancel, or require any consent under, or result in the creation or imposition of any Encumbrance (other than a Permitted Encumbrance) on any property or asset of the Company or any of its Subsidiaries under, any Lease or Contract listed on Schedule 3.8(a); except, in each case, for any such violations, breaches, defaults or other occurrences that are not material to the Subject Assets taken as a whole.

(b) Except as set forth on Schedule 3.3(b), the Sellers are not required to file, seek or obtain any notice, authorization, approval, Order, permit, or consent of or with any Governmental Body in connection with the execution, delivery and performance by the Sellers of this Agreement or the consummation by the Sellers of the transactions contemplated hereby, except (i) requisite Bankruptcy Court approvals, (ii) any filings required to be made under the HSR Act and any Foreign Competition Laws, (iii) such filings as may be required by any applicable federal or state securities or “blue sky” Laws, (iv) such filings as may be required for recognition of the Sale Order and the transactions contemplated by this Agreement by a court of competent jurisdiction in Canada (“Canadian Court”) pursuant to the Companies’ Creditors Arrangement Act, (v) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, is not material to the operation and use of the Subject Assets, taken as a whole, or (vi) as may be necessary as a result of any facts or circumstances relating to Purchaser or any of its Affiliates.

3.4 Financial Statements. Attached to Schedule 3.4 are: (a) the Company’s unaudited consolidated balance sheet as of August 3, 2019 (the “Latest Balance Sheet”), and the related statements of income and cash flows for the six (6)-fiscal month period then ended, and (b) the Company’s audited consolidated balance sheet as of, and the related statements of income and cash flows for the fiscal year ended, February 2, 2019 (collectively, the “Financial Statements”). Except as set forth on Schedule 3.4, the Financial Statements have been prepared, in each case, in conformity in all material respects with GAAP consistently applied and present fairly in all material respects, in accordance with GAAP consistently applied, the consolidated financial condition and results of operations of the Company and its Subsidiaries as of the dates and for the periods referred to therein, except as may be indicated in the notes thereto and subject, in the case of the unaudited financial statements, to (y) the absence of footnote disclosures and other presentation items and (z) changes resulting from normal year-end adjustments (which are expected to be consistent with past practice).

3.5 Absence of Certain Developments. From the date of the Latest Balance Sheet until the date hereof, there has not occurred any event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Without limiting the generality of the foregoing, except (x) for the solicitation of, discussions and negotiations with, presentations and provision of other diligence to and similar engagement with other potential bidders for the Subject Assets, the negotiation and execution of this Agreement, (y) for the preparation and commencement of the Bankruptcy Case and Sellers’ use of cash collateral in the Bankruptcy Case, or (z) as set forth on Schedule 3.5 or as expressly contemplated by this Agreement, from the date of the Latest Balance Sheet until the date hereof, neither the Company nor any of its Subsidiaries has:

(a) announced, implemented or effected any reduction-in-force, lay off or other program resulting in the termination of employment of employees (other than related employee terminations approved by the Bankruptcy Court);

(b) (i) made or granted any material cash compensation increase to any former or current employee receiving (before or after such increase) base compensation in excess of $250,000 per annum, except in the Ordinary Course or pursuant to agreements listed on Schedule 3.8 or any Seller Plan, or (ii) increased the benefit under any Seller Plan, adopted any new Seller Plan or terminated any existing Seller Plan, except for increases in benefits under existing Seller Plans in the Ordinary Course and except as approved by the Bankruptcy Court with respect to the Sellers generally;

(c) adopted a plan of liquidation, dissolution, merger, consolidation or other reorganization, other than in the Bankruptcy Case;

(d) made any change in its accounting methods, principles or practices that would be material to the Company and its Subsidiaries taken as a whole, except as may be required by GAAP, the Code or applicable Law;

(e) other than at the Closing Stores, used “liquidation” sales or use “brand sale”, “going out of business”, “out of business”, “going out of business sale”, “we quit”, “quitting business”, “everything must go”, “liquidation/liquidating” or similar language with respect to the Business;

(f) made any acquisition of all or substantially all of the assets, properties, capital stock or business of any other Person, whether by merger, stock or asset purchase; or

(g) agreed or committed in writing to do any of the foregoing.

3.6 Title to Properties.

(a) Schedule 3.6(a) contains a list of all real property leased by the Company and its Subsidiaries (the “Leased Real Property”) and the agreements pursuant to which such Leased Real Property is leased (the “Leases”), in each case as of the date hereof. Except as set forth on Schedule 3.7, subject to requisite Bankruptcy Court (and Canadian Court, if any) approvals, and assumption by the applicable Seller of the applicable Lease in accordance with applicable Law (including satisfaction of any applicable Cure Costs) and except as a result of the commencement of the Bankruptcy Case, the Company or its Subsidiaries have a valid leasehold estate in all of the Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. The Company has made available to Purchaser a correct and complete copy of each of the Leases (including all amendments thereto) governing the Leased Real Property. Except as set forth in Schedule 3.6(a), neither the Company nor its Subsidiaries has leased or otherwise granted to any Person rights to use or occupy any of the Leased Real Property that would reasonably be expected to materially impair the use or occupancy of the Leased Real Property in the operation of the Business of the Company and its Subsidiaries taken as a whole.

(b) Sellers do not own any real property. Neither the Company nor its Subsidiaries is a party to any agreement or option to purchase any real property or interest therein.

(c) Subject to requisite Bankruptcy Court approvals, and assumption by the applicable Seller of the applicable Contract in accordance with applicable Law (including satisfaction of any applicable Cure Costs) and except as a result of the commencement of the Bankruptcy Case, the Company and its Subsidiaries own good title to, or hold a valid leasehold interest in, all of the material tangible property necessary in the conduct of their business as now conducted, free and clear of all Encumbrances, except for Permitted Encumbrances, other than any failure to own or hold such tangible property that is not material to the Acquired Assets taken as a whole.

3.7 Insurance. Schedule 3.7 lists, as of the date hereof, each material insurance policy maintained by the Company and its Subsidiaries on their properties, assets, products, business or personnel. With respect to each such insurance policy the policy is legal, valid, binding, enforceable on the Company or its Subsidiaries, as applicable, and in full force and effect, and all premiums with respect thereto covering all periods up to and including the date hereof have been paid, and no notice of cancellation, termination or denial of coverage for any material claim has been received with respect to any such insurance policy.

3.8 Contracts.

(a) Except as set forth on Schedule 3.8(a), neither the Company nor any of its Subsidiaries is a party to any (each a “Material Contract”):

(i) collective bargaining agreement with any labor union;

(ii) agreement for the employment of any officer, individual employee or other person on a full-time or consulting basis providing for base compensation in excess of $250,000 per annum that is not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less for a cost of $250,000 or less;

(iii) agreement under which the Company or one of its Subsidiaries has borrowed any money or issued any note, indenture or other evidence of similar indebtedness or guaranteed such indebtedness of others (other than intercompany indebtedness among the Company and its Subsidiaries, guarantees of indebtedness of the Company or any of its Subsidiaries, endorsements for the purpose of collection or purchases of equipment or materials made under conditional sales agreements, in each case in the Ordinary Course), in each case, having an outstanding principal amount in excess of $1,500,000;

(iv) material license of any material Intellectual Property that involves payments (by or to the Company or any of its Subsidiaries) in excess of $250,000 per annum and is not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less for a cost of $250,000 or less (other than licenses of commercially available, off-the-shelf software) and nonexclusive licenses granted by the Company or any of its Subsidiaries in the Ordinary Course;

(v) lease or other agreement under which the Company or any of its Subsidiaries is lessee of, or holds or operates any personal property owned by any third party, for which the annual rental exceeds $200,000 that is not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less for a cost of $200,000 or less;

(vi) lease or other agreement under which the Company or any of its Subsidiaries is lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds $200,000 that is not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less for a cost of $200,000 or less;

(vii) agreement or group of related agreements with the same party for the purchase of products or services, in either case, under which the aggregate undelivered balance of such products and services has a selling price in excess of $1,000,000 and which is not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less for a cost of $1,000,000 or less (other than purchase orders entered into in the Ordinary Course);

(viii) agreement that prohibits the Company or any of its Subsidiaries from freely engaging in business anywhere in the world;

(ix) agreement relating to any acquisition or disposition by the Company of any business (whether by asset or stock purchase or otherwise) or any merger, consolidation or similar business combination transaction, in each case, pursuant to which the Company has an outstanding obligation to pay any purchase price thereunder, indemnify any person or other material obligation;

(x) agreement that involves any take-or-pay or requirements arrangement other than in the Ordinary Course;

(xi) agreement relating to any joint venture or partnership; or

(xii) agreement in writing to enter into any of the foregoing.

(b) Subject to requisite Bankruptcy Court approvals, and assumption by the applicable Seller of the applicable Contract in accordance with applicable Law (including satisfaction of any applicable Cure Costs) and except as a result of the commencement of the Bankruptcy Case, each of the agreements listed on Schedule 3.8(a) and each of the Leases is in full force and effect and is a valid, binding and enforceable obligation of the Company and its Subsidiaries and, to the Knowledge of the Company, each of the other parties thereto, except as may be limited by the Enforceability Exceptions. Except as set forth on Schedule 3.8(b), as a result of the commencement of the Bankruptcy Case or as would not reasonably be expected to be material to the operation of the Business taken as a whole and use of the Subject Assets taken as a whole, neither the Company nor any of its Subsidiaries, as applicable, is in default, or is alleged in writing by the counterparty thereto to have materially breached or to be in default, under any Lease or agreement listed on Schedule 3.8(a), and, to the Knowledge of the Company, the other party to each Lease or each of the agreements listed on Schedule 3.8(a) is not in material default thereunder, and, to the Knowledge of the Company, no event or circumstance has occurred that would give rise to such material breach or default by the Company under any such Lease or agreement. The Company has made available to Purchaser complete and correct copies of all agreements required to be listed on Schedule 3.8(a) and all Leases, each as amended to the date hereof. None of the agreements listed on Schedule 3.8(a) or any of the Leases has been canceled or otherwise terminated, and neither the Company, nor its Subsidiaries, has received any written notice from any Person regarding any such cancellation or termination, and, to the Knowledge of the Company, no event or circumstance has occurred that would reasonably be expected to give rise to such Lease cancellation or termination.

3.9 Litigation. Except as set forth on Schedule 3.9 and other than the Bankruptcy Case, there are, and during the prior two (2) years there have been, no material Actions pending against or by the Company or any of its Subsidiaries, at law or in equity, or before or by any Governmental Body, other than any Action pursuant to which no injunctive or equitable relief is sought and where the monetary damages are covered by insurance or would not reasonably be expected to be material to the Acquired Assets taken as a whole. Except as set forth on Schedule 3.9 and other than in connection with the Bankruptcy Case, neither the Company nor any of its Subsidiaries is, or during the prior two (2) years has been, subject to any outstanding Order, other than any such Order where no injunctive or equitable relief was granted and where the monetary damages were covered by insurance or were not be material to the operation and use of the Subject Assets taken as a whole.

3.10 Permits; Compliance with Laws. Except as set forth on Schedule 3.10:

(a) Each of the Company and its Subsidiaries holds and is in compliance, in all material respects, with all permits, certificates, licenses, approvals, registrations and authorizations that are material to the Company and its Subsidiaries taken as a whole and required in connection with the conduct of its Business under Laws (the “Permits”). All of the Permits are transferable and are valid and in full force and effect.

(b) The Company and its Subsidiaries are, and have been during the prior two (2) years, in compliance, in all material respects, with all applicable Laws, and during the prior two (2) years neither the Company nor any of its Subsidiaries has received any written notice of any Action against it alleging any failure to comply in any material respect with any such Laws, except in each case as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No investigation by any Governmental Body with respect to the Company or any of its Subsidiaries is pending or, to the Company’s Knowledge, threatened, and during the prior two (2) years neither the Company nor any of its Subsidiaries has received any written notice of any such investigation, except, in each case, for any such investigation that would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

3.11 Environmental Matters. Except as set forth on Schedule (b):

(a) The Company and each of its Subsidiaries are, and have been during the prior two (2) years, in compliance in all material respects with all applicable Environmental Laws, which compliance has included obtaining and maintaining all permits, licenses and authorizations required under applicable Environmental Laws that are material to the operations of the Company and its Subsidiaries taken as a whole as currently conducted;

(b) Neither the Company nor any of its Subsidiaries has during the prior two (2) years received written notice from any Governmental Body regarding any actual or alleged violation of or liability under Environmental Laws that is material to the Company and its Subsidiaries taken as a whole;

(c) To the Knowledge of the Company, no Hazardous Substance has been released at any Leased Real Property by the Company or its Subsidiaries in violation of any Environmental Law, except for such release or violation that is not material to the Company and its Subsidiaries taken as a whole;

(d) The Company has made available to Purchaser copies of all material environmental audits, assessments and reports in its possession relating to the Company, the Leased Real Property.

(e) This Section (b) contains the sole and exclusive representations and warranties of the Company with respect to any environmental, health or safety matters, including any arising under any Environmental Law or with respect to any Hazardous Substance.

3.12 Intellectual Property.

(a) Schedule 3.12(a) lists, as of the date hereof, all Intellectual Property registrations and applications for registration with any Governmental Body anywhere in the world for any Transferred Company Intellectual Property (“Registered Intellectual Property”) and, to the Knowledge of the Seller Parties, indicating for each such item the (i) registration or application number; and (ii) applicable filing jurisdiction. To the Knowledge of the Seller Parties, with respect to all of the Registered Intellectual Property, all necessary documents and fees have been timely filed with or paid to the relevant intellectual property Governmental Bodies in the United States or foreign jurisdictions, except where any such failure is not reasonably expected to be material to the Acquired Assets taken as a whole. The Seller Parties have taken all commercially reasonable steps to maintain the Transferred Company Intellectual Property, including ensuring that each item of such Transferred Company Intellectual Property is registered in the name of a Seller. The Seller Parties have provided Purchaser an estimate, which to the Seller Parties’ Knowledge, reflects the payments that must be paid prior to January 1, 2020 in order to renew, maintain or otherwise keep in force any Trademarks in the Transferred Company Intellectual Property.

(b) One of the Seller Parties owns exclusively, and has good title to, each item of Transferred Company Intellectual Property free and clear of all Encumbrances, except Permitted Encumbrances, and no other Person has any ownership or other interest therein or thereto. No Seller Party has transferred ownership of, or, other than as disclosed in Schedule 3.12(a), granted to any other Person any exclusive license of, or authorized the retention of any exclusive rights to use, any Intellectual Property that is Transferred Company Intellectual Property. The Transferred Company Intellectual Property owned by the Seller Parties is subsisting and, to the Knowledge of the Seller Parties, is valid and enforceable, except where any such failure is not reasonably expected to be material to the Acquired Assets taken as a whole. The Transferred Company Intellectual Property is not subject to any outstanding judgments, or Action, other than as specifically disclosed in Schedule 3.12(a), adversely affecting, or that could adversely affect, any of Purchaser’s use thereof or rights thereto.

(c) Except for any Intellectual Property which is the subject of a Contract which is not an Assigned Contract, the Transferred Company Intellectual Property and the Intellectual Property licensed to the Seller Parties pursuant to the Assigned Contracts collectively constitutes all Intellectual Property used in or necessary to the current conduct of the Business by the Company and its Subsidiaries.

(d) To the Knowledge of the Seller Parties, the conduct of the Business as currently conducted by any Seller, have not in the past four (4) years and do not (1) infringe, violate or misappropriate the Intellectual Property of any Person or (2) constitute unfair competition or trade practices under the Laws of any jurisdiction, and, other than as disclosed in Schedule 3.12(c), the Seller Parties and their Subsidiaries have not received written notice in the last three (3) years claiming otherwise with respect to any of the foregoing, in each case, except as would not reasonably expected to be material to the Acquired Assets taken as a whole. Other than as disclosed in Schedule 3.12(c), neither the Sellers nor any of their Subsidiaries have received any written notice concerning the ownership, validity, registrability, enforceability or use of, any Transferred Company Intellectual Property. Other than as disclosed in Schedule 3.12(c), to the Knowledge of the Seller Parties, no Person is infringing, misappropriating, or otherwise violating, or has in the past four (4) years infringed, misappropriated, or otherwise violated, any Transferred Company Intellectual Property.

(e) To the Knowledge of the Seller Parties, except as set forth on Schedule 3.12(c), neither this Agreement nor the transactions contemplated hereby will result in Purchaser: (i) granting, being obligated to grant or result in the reversion to any Person any right to or with respect to any Transferred Company Intellectual Property; (ii) being bound by, or subject to, any non-compete or other restriction on the operation or scope of its Business or its ability to conduct any type of Business; or (ii) paying or being obligated to pay any Intellectual Property royalties or other amounts to any Person on any Transferred Company Intellectual Property or any Intellectual Property licensed to the Seller Parties pursuant to the Assigned Contracts, except as would not reasonably expected to be material to the Acquired Assets taken as a whole.

(f) No Person has any option, warrant, right, call or commitment for the purchase, issuance or sale of any Transferred Company Intellectual Property.

(g) To the Knowledge of each Seller, such Seller and its Subsidiaries (i) have complied with all Internet domain name registration and other requirements of administration authorities concerning all Internet Properties of the Business; and (ii) have operated all websites associated with such Internet Properties in accordance with all applicable laws. Schedule 3.13(g) lists all of the domain names used in the operation of the Business conducted by the Company and its Subsidiaries, each of which are registered to a Seller, in each case, except where any such failure would not reasonably expected to be material to the Acquired Assets taken as a whole.

(h) No Trade Secret or confidential information that is material to the business conducted by the Company as currently operated has been disclosed or authorized to be disclosed to any third party, other than pursuant to a non-disclosure agreement that protects the proprietary interests in and to such Trade Secrets and confidential information, except where any such failure would not reasonably expected to be material to the Acquired Assets taken as a whole. The Seller Parties and their respective subsidiaries have taken commercially reasonable precautions to protect the secrecy, confidentiality and value of their material Trade Secrets and confidential information.

(i) Except as set forth on Schedule 3.13(i), all Persons who developed, authored or invented any portion of the Transferred Company Intellectual Property have executed and delivered to a Seller a valid and enforceable agreement assigning to a Seller their entire right, title and interest in and to such Transferred Company Intellectual Property and protecting the secrecy, confidentiality and value of Trade Secrets or confidential information of the applicable Seller.

3.13 Tax Matters. (a) All material Tax Returns required to be filed under applicable Law by the Sellers with respect to the Subject Assets have been filed and such Tax Returns are true, correct, and complete in all material respects, (b) all material Taxes payable by the Sellers with respect to the Subject Assets (whether or not shown to be due on such Tax Returns) have been paid, except to the extent nonpayment of which is permitted or required by the Bankruptcy Code, (c) no material claims have been asserted in writing with respect to any such Taxes and (d) there are no Encumbrances for Taxes (other than any Encumbrance for Taxes that is a Permitted Encumbrance) on any of the Subject Assets. The representations and warranties in this Section 3.13 and in Sections 3.14(b), 3.14(d), and 3.14(f) are the sole and exclusive representations and warranties of the Sellers relating to Taxes. No representation or warranty is made with respect to the availability of any Tax asset or the appropriateness of any Tax position for any post-Closing Tax Period.

3.14 Seller Plans.

(a) Except as set forth on Schedule 3.14(a), and other than the Multiemployer Plans set forth on Schedule 3.14 (e), neither the Company nor any of its Subsidiaries maintains or contributes to any (i) nonqualified deferred compensation or retirement plans, (ii) qualified “defined contribution plans” (as such term is defined under Section 3(34) of ERISA), (iii) qualified “defined benefit plans” (as such term is defined under Section 3(35) of ERISA) (the plans set forth in (ii) and (iii) are collectively referred to herein as the “Pension Plans”), (iv) “welfare benefit plans” (as such term is defined under Section 3(1) of ERISA) (the “Welfare Plans”) or (v) severance, incentive or bonus, stock purchase, stock option or equity incentive or any other material employee benefit plans, programs or arrangements (collectively, the “Seller Plans”).

(b) Each Pension Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code, has either (i) received a favorable determination letter from the Internal Revenue Service that such Pension Plan is so qualified or has requested such a favorable determination letter within the remedial amendment period of Section 401(b) of the Code or (ii) may rely on a favorable opinion letter issued by the Internal Revenue Service.

(c) The Seller Plans comply in form and in operation in all material respects with their terms and applicable Laws, including the requirements of the Code and ERISA, except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(d) With respect to the Seller Plans, (i) all material contributions required to be made by the Company or any of its Subsidiaries have been made or properly accrued, (ii) there are no Actions pending or, to the Company’s Knowledge, overtly threatened that are material to the Company and its Subsidiaries taken as a whole other than routine claims for benefits, (iii) to the

Company’s Knowledge, there have been no “prohibited transactions” (as that term is defined in Section 406 of ERISA or Section 4975 of the Code) and (iv) all material reports, returns and similar documents required to be filed with any Governmental Body or distributed to any Seller Plan participant have been timely filed or distributed in all material respects. The Company and its Subsidiaries have timely made the contributions required to be made by them with respect to employees located outside the United States to any plan that is sponsored by, or to which contributions are mandated by, a Governmental Body, except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(e) Except as set forth on Schedule 3.14(e), neither the Company nor any of its Subsidiaries contributes to any “multiemployer plan” (as defined in Section 3(37) of ERISA) (the “Multiemployer Plans”) that is material to the Company and its Subsidiaries taken as a whole.

(f) None of the Welfare Plans obligates the Company or its Subsidiaries to provide a current or former employee (or any dependent thereof) any material life insurance or medical or health benefits after his or her termination of employment with the Company or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state or local Law.

3.15 Employees. Except as set forth on Schedule 3.15:

(a) To the Knowledge of the Company, the Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining, layoffs and immigration compliance, except for such non-compliance that is not material to the Company and its Subsidiaries taken as a whole. There are no administrative charges or court complaints pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries before the U.S. Equal Employment Opportunity Commission or any other Governmental Body concerning alleged employment discrimination or any other matters relating to the employment of labor, in each case, that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(b) There is no unfair labor practice charge or complaint pending or, to the Company’s Knowledge, threatened against the Company before the National Labor Relations Board or any similar foreign, state or local body. To the Knowledge of the Company, during the prior two (2) years, the Company has not experienced any union organizing or decertification activities, work stoppage, slowdowns or other material labor disputes, and, to the Knowledge of the Company, no such activities or disputes are underway or threatened. There is no material grievance or arbitration proceeding pending.

(c) During the prior two (2) years, the Company has not implemented any employee layoffs that to the Company’s Knowledge would trigger a notice requirement under the Worker Adjustment and Retraining Notification Act or any similar Law.

3.16 Affiliate Transactions. Except as set forth on Schedule 3.16, to the Knowledge of the Company, no Affiliate of the Company (other than any Seller or any of their Subsidiaries), or any officer or director of the Company or any of its Subsidiaries (a) is a party to any agreement or transaction with the Company or its Subsidiaries having a potential or actual value or a contingent or actual liability exceeding $250,000, other than (i) loans and other extensions of credit to directors and officers of the Company and its Subsidiaries for travel, business or relocation expenses or other employment-related purposes in the Ordinary Course, (ii) employment arrangements in the Ordinary Course and (iii) the Seller Plans, (b) has any interest in any material property used by the Company or its Subsidiaries or (c) owns any material interest in, or is an officer, director, employee or consultant of, any Person which is, or is engaged in business as a material supplier or customer of the Company or any of its Subsidiaries.

3.17 Brokers. Except as set forth on Schedule 3.17, there is no investment banker, broker, finder or other such intermediary that has been retained by, or has been authorized to act on behalf of, the Company or any of its Subsidiaries and is entitled to a fee or commission in connection with the transactions contemplated by this Agreement from the Company or any of its Subsidiaries.

3.18 No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article III (as qualified by the Schedules and in accordance with the express terms and conditions (including limitations and exclusions) of this Agreement) (it being understood that Purchaser and the Purchaser Group have relied only on such express representations and warranties), Purchaser acknowledges and agrees, on its own behalf and on behalf of the Purchaser Group, that neither the Company nor any other Person on behalf of the Company makes, and neither Purchaser nor any member of the Purchaser Group has relied on, the accuracy or completeness of any express or implied representation or warranty with respect to the Company or any of its Subsidiaries, the Subject Assets or the Assumed Liabilities or with respect to any information, statements, disclosures, documents, projections, forecasts or other material of any nature made available or provided by any Person (including in the Confidential Information Memorandum prepared by Greenhill & Co., LLC (the “Information Presentation”) or in that certain “Project Dazzle” datasite administered by Merrill Corporation (the “Dataroom”) or elsewhere) to Purchaser or any of its Affiliates or Advisors on behalf of the Company or any of its Affiliates or Advisors. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any Liability whatsoever to Purchaser, or any other Person, resulting from the distribution to Purchaser or any of its Affiliates or Advisors, or Purchaser’s or any of its Affiliates’ or Advisors’ use of or reliance on, any such information, including the Information Presentation, any information, statements, disclosures, documents, projections, forecasts or other material made available to Purchaser or any of its Affiliates or Advisors in the Dataroom or otherwise in expectation of the transactions contemplated by this Agreement or any discussions with respect to any of the foregoing information.

3.19 Royalty Revenue. Schedule 3.19 accurately reflects the amount of all royalties, recognized in accordance with GAAP, received by the Sellers or any of their respective Subsidiaries in respect of any licenses, or other agreements to allow the use, of any of the Transferred Company Intellectual Property and shall expressly include amounts due under partnership agreements and related agreements regarding customer data during (a) each of the fiscal years ending 2016, 2017 and 2018, broken out by the applicable licensee, and (b) fiscal year-to-date for each month ending in fiscal 2019, broken out by applicable licensee.

3.20 No Undisclosed Liabilities. There are no Liabilities of the Company as of immediately prior to the Closing that would be Assumed Liabilities as of the Closing, other than: (a) liabilities, obligations or commitments, including Debt, adequately disclosed, reflected, reserved against or otherwise provided for in the Financial Statements or disclosed in the notes thereto; (b) Liabilities with respect to the Assumed Liabilities, other than Debt, incurred in the Ordinary Course since December 31, 2018, and (c) Cure Costs.

3.21 Inventory. The Inventory as a whole is of a quantity and quality historically useable or saleable in the conduct of the Business. All Inventory other than Excluded Goods is free from defects in materials and workmanship (normal wear and tear excepted), except as would not be material to the Business.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND AGENT

Each of Purchaser and Agent represents and warrants to the Company as follows as of the date hereof and as of the Closing Date as to itself only.

4.1 Organization and Qualification. Such Person (a) is an entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as applicable, (b) has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted, and (c) is qualified to do business and is in good standing (or its equivalent) in every jurisdiction in which its ownership of property or the conduct of its business as now conducted requires it to qualify, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Person’s ability to consummate the transactions contemplated hereby.

4.2 Authorization of Agreement. The execution, delivery and performance of this Agreement by such Person, and the consummation by such Person of the transactions contemplated hereby, have been duly and validly authorized by all requisite corporate or similar organizational action, and no other corporate or similar organizational proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement by such Person. This Agreement has been duly and validly executed and delivered by such Person, and, assuming this Agreement is a valid and binding obligation of Sellers, this Agreement constitutes a valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, except as limited by the Enforceability Exceptions.

4.3 Conflicts; Consents.

(a) Except as set forth on Schedule 4.3(a) and assuming that (x) the notices, authorizations, approvals, Orders, permits or consents set forth on Schedule 4.3(b) are made, given or obtained (as applicable), (y) the requirements of the HSR Act are complied with and (z) any filings required by any applicable federal or state securities or “blue sky” Laws are made, the execution, delivery and performance by such Person of this Agreement and the consummation by such Person of the transactions contemplated hereby, do not: (i) violate the certificate of formation, limited liability company agreement or equivalent organizational documents of Purchaser; (ii) violate any Law applicable to such Person or by which any property or asset of such Person is bound; or (iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, create in any party thereto the right to terminate or cancel, or require any consent under, or result in the creation or imposition of any Encumbrance on any property or asset of such Person under, any Lease or Contract; except, in each case, for any such violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Person to consummate the transactions contemplated hereby.

(b) Except as set forth on Schedule 4.3(b), such Person is not required to file, seek or obtain any notice, authorization, approval, Order, permit or consent of or with any Governmental Body in connection with the execution, delivery and performance by such Person of this Agreement or the consummation by such Person of the transactions contemplated hereby, except (i) any filings required to be made under the HSR Act, (ii) such filings as may be required by any applicable federal or state securities or “blue sky” Laws, or (iii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Person to consummate the transactions contemplated hereby.

4.4 Financing. such Person and its Affiliates have, and such Person will have at the Closing, access to sufficient funds in an aggregate amount necessary to pay the Purchase Price, to perform the Assumed Liabilities as they become due in accordance with their terms and to consummate all of the other transactions contemplated by this Agreement, including the payment of the Purchase Price and all fees, expenses of, and other amounts required to be paid by, such Person in connection with the transactions contemplated by this Agreement. Such Person is and shall be capable of satisfying the conditions contained in sections 365(b)(1)(C) and 365(f) of the Bankruptcy Code with respect to the Assigned Contracts and the related Assumed Liabilities.

4.5 Brokers. There is no investment banker, broker, finder, or other intermediary which has been retained by or is authorized to act on behalf of such Person that might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

4.6 No Litigation. There are no Actions pending or, to such Person’s knowledge, threatened against or affecting such Person that will materially or adversely affect such Person’s performance under this Agreement or the consummation of the transactions contemplated by this Agreement.

4.7 No Additional Representations or Warranties. Except for the representations and warranties contained in this Article IV, each of the Sellers acknowledges that neither Purchaser nor Agent nor any other Person on behalf of or Agent makes any other express or implied representation or warranty with respect to Purchaser or Agent or with respect to any other information provided to any Seller by Purchaser or Agent.

4.8 No Outside Reliance. Notwithstanding anything contained in this Article IV or any other provision of this Agreement to the contrary, each of Purchaser and Agent acknowledges and agrees, on its own behalf and on behalf of the Purchaser Group, that the representations and warranties made by the Sellers to Purchaser in Article III (as qualified by the Schedules and in accordance with the express terms and conditions (including limitations and exclusions) of this Agreement) (the “Express Representations”) are the sole and exclusive representations, warranties and statements of any kind made to Purchaser or any member of the Purchaser Group and on which Purchaser and the Purchaser Group may rely in connection with the transactions contemplated by this Agreement. Each of Purchaser and Agent acknowledges and agrees, on its own behalf and on behalf of the Purchaser Group, that all other representations, warranties and statements of any kind or nature expressed or implied, whether in written, electronic or oral form, including (a) the completeness or accuracy of, or any omission to state or to disclose, any information (other than solely to the extent expressly set forth in the Express Representations), including in the Information Presentation, the Dataroom, any projections or in any meetings, calls or correspondence with management of the Company and its Subsidiaries or any other Person on behalf of the Company, its Subsidiaries or any of their respective Affiliates or Advisors and (b) except the express representations, any other statement relating to the historical, current or future business, financial condition, results of operations, assets, liabilities, properties, contracts, and prospects of the Company or any of its Subsidiaries, or the quality, quantity or condition of the Company’s or its Subsidiaries’ assets, are, in each case specifically disclaimed by the Sellers and that neither Purchaser nor Agent nor any member of the Purchaser Group has relied on any such representations, warranties or statements. Each of Purchaser and Agent acknowledges, on its own behalf and on behalf of the Purchaser Group, that it has conducted to its full satisfaction an independent investigation and verification of the business, financial condition, results of operations, assets, liabilities, properties, contracts and prospects of the Company and its Subsidiaries, and, in making its determination to proceed with the transactions contemplated by this Agreement, each of Purchaser and Agent has relied solely on the results of the Purchaser Group’s own independent investigation and verification, and has not relied on, is not relying on, and will not rely on, any Seller, any Subsidiary, the Information Presentation, any projections or any information, statements, disclosures, documents, projections, forecasts or other material made available to Purchaser, Agent, or any of its Affiliates or Advisors in the Dataroom or otherwise, in each case, whether written or oral, made or provided by, or as part of, any of the foregoing or the Company, its Subsidiaries or any of their respective Affiliates or Advisors, or any failure of any of the foregoing to disclose or contain any information, except for the Express Representations (it being understood that Purchaser, Agent, and the Purchaser Group have relied only on the Express Representations). Nothing in this Section 4.8 shall bar Purchaser or Agent from bringing a claim against any Seller based on such Seller’s Fraud.

ARTICLE V

BANKRUPTCY COURT MATTERS

5.1 Bankruptcy Actions.

(a) [Reserved]

(b) From the date hereof until the earlier of (i) the termination of this Agreement in accordance with Article VIII and (ii) the Closing Date, the Company shall use reasonable best efforts to obtain entry by the Bankruptcy Court of the Sale Order and consummate the transactions contemplated hereby.

(c) Sellers and Purchaser shall promptly take all actions as are reasonably requested by the Company to assist in obtaining the Bankruptcy Court’s entry of the Sale Order and any other Order reasonably necessary in connection with the transactions contemplated by this Agreement as promptly as practicable, including furnishing affidavits, financial information, or other documents or information for filing with the Bankruptcy Court and making such employees and representatives of Seller, Purchaser, and their Affiliates available to testify before the Bankruptcy Court for the purposes of, among other things providing necessary assurances of performance by Purchaser under this Agreement and demonstrating that Purchaser is a “good faith” purchaser under section 363(m) of the Bankruptcy Code, as well as demonstrating Purchaser’s ability to pay and perform or otherwise satisfy any assumed liabilities following the Closing.

(d) Each of the Company and Purchaser shall (i) appear formally or informally in the Bankruptcy Court if reasonably requested by the other Party or required by the Bankruptcy Court in connection with the transactions contemplated by this Agreement and (ii) keep the other reasonably apprised of the status of material matters related to this Agreement, including, upon reasonable request promptly furnishing the other with copies of notices or other communications received by any Seller from the Bankruptcy Court or any third party and/or any Governmental Body with respect to the transactions contemplated by this Agreement.

(e) The Company’s obligations under this Agreement and in connection with the transactions contemplated hereby and thereby are subject to entry of and, to the extent entered, the Sale Order. Nothing in this Agreement shall require the Company to give testimony to or submit a motion to the Bankruptcy Court that is untruthful or to violate any duty of candor or other fiduciary duty to the Bankruptcy Court or its stakeholders.

(f) If an Auction is conducted, and Purchaser is not the prevailing party at the conclusion of such Auction (such prevailing party, the “Successful Bidder”) but is the next highest bidder at the Auction, Purchaser shall be required to serve as a back-up bidder (the “Backup Bidder”) and keep Purchaser’s bid to consummate the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement (as the same may be revised in the Auction) open and irrevocable until this Agreement is otherwise terminated. If the Successful Bidder fails to consummate the applicable Alternative Transaction as a result of a breach or failure to perform on the part of such Successful Bidder, the Backup Bidder will be deemed to have the new prevailing bid, and the Company may consummate the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement (as the same may have been improved upon in the Auction).

5.2 Cure Costs. Subject to entry of the Sale Order, Purchaser shall, on or prior to the Closing (or, in the case of any Contract that is to be assigned following the Closing pursuant to Section 1.7, on or prior to the date of such assignment), pay the Cure Costs and cure any and all other defaults and breaches under the Assigned Contracts and Assumed Leases so that such Contracts may be assumed by the applicable Seller and assigned to Purchaser in accordance with the provisions of section 365 of the Bankruptcy Code and this Agreement.

5.3 Sale Order. The Sale Order shall, among other things, (a)b) approve, pursuant to sections 105, 363, and 365 of the Bankruptcy Code, (i) the execution, delivery and performance by the Sellers of this Agreement, (ii) the sale of the Acquired Assets to Purchaser on the terms set forth herein and free and clear of all Encumbrances (other than Encumbrances included in the Assumed Liabilities and Permitted Encumbrances), (iii) approve entry into, and the transactions contemplated by, the Agency Agreement and (iv) the performance by the Sellers of their respective obligations under this Agreement; (b) authorize and empower the Sellers to assume and assign to Purchaser the Assigned Contracts; (c) find that Purchaser is a “good faith” buyer within the meaning of section 363(m) of the Bankruptcy Code not a successor to any Seller, and grant Purchaser the protections of section 363(m) of the Bankruptcy Code; (d) find that Purchaser and Agent shall have no Liability or responsibility for any Liability or other obligation of any Seller arising under or related to the Subject Assets other than as expressly set forth in this Agreement or the Agency Agreement, including successor or vicarious Liabilities of any kind or character, including any theory of antitrust, environmental, successor, or transferee Liability, labor law, de facto merger, or substantial continuity; (e) find that Purchaser has provided adequate assurance (as that term is used in section 365 of the Bankruptcy Code) of future performance in connection with the assumption of the Assigned Contracts; and (f) find that Purchaser and Agent shall have no Liability for any Excluded Liability. Purchaser agrees that it will promptly take such actions as are reasonably requested by the Company to assist in obtaining Bankruptcy Court approval of the Sale Order, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court for purposes, among others, of (x) demonstrating that Purchaser is a “good faith” purchaser under section 363(m) of the Bankruptcy Code and (y) establishing adequate assurance of future performance within the meaning of section 365 of the Bankruptcy Code.

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Conduct of Business of the Sellers. During the period prior to the Closing, Sellers shall use commercially reasonable efforts, except as otherwise required, authorized or restricted pursuant to the Bankruptcy Code or an Order of the Bankruptcy Court, to operate the Business in the Ordinary Course. Sellers shall use commercially reasonable efforts to (A) except as related to or the result of the filing or pendency of the Bankruptcy Cases, preserve intact their business organizations, (B) maintain the Business and the Subject Assets (normal wear and tear excepted), and (C) continue to operate the Business and Subject Assets in all material respects in compliance with all Laws and Permits applicable to the Business and Sellers consistent with past practice. Until the earlier of the termination of this Agreement and the Closing, except (w) for any limitations on operations imposed by the Bankruptcy Court or the Bankruptcy Code or the Sellers’ agreements regarding use of cash collateral, (x) as required by applicable Law, (y) as otherwise required by or reasonably necessary to carry out the terms of this Agreement or as set forth on Schedule 6.1 or (z) with the prior written consent of Purchaser and Agent (which consent shall not be unreasonably withheld, conditioned or delayed), the Sellers shall conduct their Business only in the Ordinary Course and shall not:

(a) take any action to the extent that such action would, if such action had taken place after the date of the Latest Balance Sheet and prior to the date hereof, have resulted in disclosure being made pursuant to the terms of Section 3.6;

(b) terminate (other than by expiration), or amend or modify (other than by automatic extension or renewal) in any material respect the terms of any Assigned Contract (other than any purchase orders);

(c) issue any notes, bonds or other debt securities, or otherwise incur any indebtedness for borrowed money or otherwise become liable for any such indebtedness of any other Person;

(d) settle or compromise any pending or threatened Action that could give rise to Liabilities that are not Excluded Liabilities or any Action that is a Subject Asset;

(e) sell, assign, license, transfer, convey, lease, surrender, relinquish or otherwise dispose of any portion of the Subject Assets, other than (i) sales of Inventory in the Ordinary Course, (ii) the expiration of Intellectual Property at the end of the governing terms thereof, or (iii) pursuant to existing Material Contracts;

(f) subject any portion of the Subject Assets to any Encumbrance, except for Permitted Encumbrances;

(g) modify any privacy policies, notices or statements in a manner that limits the ability or right of a Seller to sell and transfer the Customer Data to Purchaser, or limits the use of the Customer Data by Purchaser after the Closing;

(h) other than at the Closing Stores, use “liquidation” sales or use “brand sale”, “going out of business”, “out of business”, “going out of business sale”, “we quit”, “quitting business”, or “liquidation/liquidating”, “store closing”, “sale on everything”, “everything must go”, or similar language or theme;

(i) seek to accelerate the receipt of any royalty payments or licensing receivables generated by the Business, by way of discount or otherwise;

(j) change or modify any material accounting practice, policy or procedure, except as required by GAAP or applicable Law;

(k) offer, promote, advertise, or market any (i) storewide promotion or storewide discount or offer or (ii) implement or continue any promotion or discount that is greater than what the Company offered last year during the same time period;

(l) enter into any commitment for capital expenditures or otherwise make any capital expenditures in excess of $250,000, except to the extent permitted under the terms of the Sellers’ agreements regarding use of cash collateral; or

(m) agree or commit to do any of the foregoing.

Nothing contained in this Agreement is intended to give Purchaser or its affiliates, directly or indirectly, the right to control or direct the Business of the Sellers prior to the Closing. Notwithstanding anything to the contrary herein, the covenants outlined in Sections 6.1(h) and (k) shall not apply to any stores that have been closed or are in the process of being closed as of the date hereof (the “Closing Stores”), or are set forth on Schedule 6.1.

6.2 Access to Information.

(a) From the date hereof until the Closing (or the earlier termination of this Agreement pursuant to Article VIII), the Company will provide Purchaser, Agent and their authorized Advisors with reasonable access and upon reasonable advance notice and during regular business hours to the employees, properties, books, Contracts and records of the Company and its Subsidiaries, in order for Purchaser, Agent and their authorized Advisors to access such information regarding the Company and its Subsidiaries as Purchaser and Agent reasonably deem necessary in connection with effectuating the transactions contemplated by this Agreement; provided that (i) such access does not unreasonably interfere with the normal operations of the Company and its Subsidiaries, (ii) such access will occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement, (iii) all requests for access will be directed to Greenhill & Co., LLC or such other Person(s) as the Company may designate in writing from time to time and (iv) nothing herein will require the Company to provide access to, or to disclose any information to, Purchaser or Agent if such access or disclosure (A) would cause significant competitive harm to the Company or any of its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (B) would waive any legal privilege or (C) would be in violation of applicable Laws (including the HSR Act and Foreign Competition Laws) or the provisions of any agreement to which the Company or any of its Subsidiaries; provided that, in the event that the Company withholds access or information in reliance on the foregoing clause (B) or (C), the Company shall provide (to the extent possible without waiving or violating the applicable legal privilege or Law) notice to Purchaser that such access or information is being so withheld and shall use commercially reasonable efforts to provide such access or information in a way that would not risk waiver of such legal privilege or applicable Law.

(b) The information provided pursuant to this Section 6.2 will be used solely for the purpose of effecting the transactions contemplated hereby and will be governed by all the terms and conditions of the Confidentiality Agreement. Purchaser and Agent will, and will cause their Advisors to, abide by the terms of the Confidentiality Agreement with respect to such access and any information furnished to Purchaser, Agent or any of their Advisors. Neither the Company nor any of the Sellers makes any representation or warranty as to the accuracy of any information, if any, provided pursuant to this Section 6.2, and Purchaser may not rely on the accuracy of any such information, in each case, other than the Express Representations.

(c) From and after the Closing for a period of two (2) years following the Closing Date (or, if later, the closing of the Bankruptcy Case), Purchaser and Agent will provide the Sellers and their Advisors with reasonable access, during normal business hours, and upon reasonable advance notice, to the books and records, including work papers, schedules, memoranda, Tax Returns, Tax schedules, Tax rulings, and other documents (for the purpose of examining and copying) relating to the Acquired Assets, the Designated Assets, the Excluded Assets, the Assumed Liabilities or the Excluded Liabilities with respect to periods or occurrences prior to the Closing Date, and reasonable access, during normal business hours, and upon reasonable advance notice, to employees, officers, advisors, accountants, offices and properties of

Purchaser or Agent (including for the purpose of better understanding the books and records). Unless otherwise consented to in writing by the Company, Purchaser and Agent will not, for a period of two (2) years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records without first offering to surrender to the Company such books and records or any portion thereof that Purchaser may intend to destroy, alter or dispose of. From and after the Closing, Purchaser and Agent will, and will cause its employees to, provide Sellers with reasonable assistance, support and cooperation with Sellers’ wind-down and related activities (e.g., helping to locate documents or information related to preparation of Tax Returns or prosecution or processing of insurance/benefit claims).

(d) Except as set forth in subsection (a) above, Purchaser and Agent will not, and will not permit any member of the Purchaser Group to, contact any officer, manager, director, employee, customer, supplier, lessee, lessor, lender, noteholder or other material business relation of the Company or its Subsidiaries prior to the Closing with respect to the Company, its Subsidiaries, their Business or the transactions contemplated by this Agreement without the prior consent of the Company for each such contact.

6.3 Regulatory Approvals.

(a) The Company will (i) make or cause to be made all filings and submissions required to be made by the Company or its Subsidiaries under any applicable Laws for the consummation of the transactions contemplated by this Agreement set forth on Schedule 6.3, (ii) cooperate with Purchaser and Agent in exchanging such information and providing such assistance as Purchaser or Agent may reasonably request in connection with the foregoing and (iii) (A) supply promptly any additional information and documentary material that may be requested in connection with such filings and (B) use reasonable best efforts to take all actions necessary to obtain all required clearances in connection with such filings.

(b) Purchaser and Agent will, and will cause their Affiliates and Advisors to, (i) make or cause to be made all filings and submissions required to be made by any member of the Purchaser Group under any applicable Laws for the consummation of the transactions contemplated by this Agreement, (ii) cooperate with the Company in exchanging such information and providing such assistance as the Company may reasonably request in connection with all of the foregoing, and (iii) (A) supply promptly any additional information and documentary material that may be requested in connection with such filings and (B) use reasonable best efforts to take all actions necessary to obtain all required clearances.

6.4 Reasonable Efforts; Cooperation.

(a) Subject to the other terms of this Agreement provisions hereof, each Party shall, and shall cause its Advisors to, use its reasonable best efforts to perform its obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to cause the transactions contemplated herein to be effected as soon as practicable, but in any event on or prior to the Outside Date, in accordance with the terms hereof and to cooperate with each other Party, Agent and their Advisors in connection with any step required to be taken as a part of its obligations hereunder. The “reasonable best efforts” of a Party will not require such Party to expend any money to remedy any breach of any representation or warranty, to commence any Action, to waive or surrender any right, to modify any Contract or to waive or forego any right, remedy or condition hereunder.

(b) The obligations of the Company pursuant to this Agreement, including this Section 6.5, shall be subject to any Orders entered, or approvals or authorizations granted or required, by or under the Bankruptcy Court or the Bankruptcy Code (including in connection with the Bankruptcy Case), the Sellers’ agreements regarding use of cash collateral, and each of the Sellers’ obligations as a debtor-in-possession to comply with any order of the Bankruptcy Court (including the Bidding Procedures Order and the Sale Order) and the Sellers’ duty to seek and obtain the highest or otherwise best price for the Subject Assets as required by the Bankruptcy Code.

6.5 Notification of Certain Matters.

(a) The Company will promptly notify Purchaser and Agent of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Body related to or in connection with the transactions contemplated by this Agreement; and (iii) promptly upon discovery thereof, any variances from, or the existence or occurrence of any event, fact or circumstance arising after the execution of this Agreement that would reasonably be expected to cause, any of the representations and warranties contained in Article III to be untrue or inaccurate such that the condition set forth in Section 7.2(b) not to be satisfied. If the subject matter of any such notification required by the previous sentence requires any change in the Schedules, the Company shall deliver to Purchaser prior to the Closing a supplement to such Schedule (the “Updated Schedules”) with such change; provided that in no event will any Updated Schedule serve to amend, supplement or modify the Schedules for purposes of Section 7.2(b); provided further that no Updated Schedule will limit the remedies to which Purchaser and Agent are entitled under this Agreement and that if the Closing occurs, the Updated Schedules will be considered and deemed to be part of the Schedules for all purposes under this Agreement, and each reference in this Agreement to a particular Schedule will mean such Schedule in, or as updated by, the Updated Schedules.

(b) Purchaser will promptly notify the Company of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Body related to or in connection with the transactions contemplated by this Agreement; (iii) any Actions relating to or involving or otherwise affecting Purchaser or its Affiliates that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.6 or that relate to the transactions contemplated by this Agreement; and (iv) any breach or inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Article VII not to be satisfied; provided that the delivery of any notice pursuant to this Section 6.5(b) will not limit the remedies available to the Sellers under or with respect to this Agreement.

6.6 Further Assurances. From time to time, as and when requested by any Party and at such requesting Party’s expense, any other Party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions as such requesting Party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

6.7 Insurance Matters. Purchaser acknowledges that, upon Closing, all nontransferable insurance coverage provided in relation to Sellers and the Subject Assets that is maintained by any Seller or its Affiliates (whether such policies are maintained with third party insurers or with such Seller or its Affiliates) shall cease to provide any coverage to Purchaser and the Subject Assets and no further coverage shall be available to Purchaser or the Subject Assets under any such policies.

6.8 Privacy.

(a) Following Closing, Purchaser shall (i) become the successor-in-interest to the Sellers’ privacy policies in effect on the Petition Date or shall adopt policies that are at least as protective of consumer privacy as the terms of Sellers’ privacy policies; (ii) adhere to all material terms of Sellers’ privacy policies; and (iii) be liable for any violation of Sellers’ privacy policies after Closing.

(b) Purchaser agrees that prior to making any material change to Sellers’ privacy policies, including any changes to the use or disclosure of personally identifiable information, Purchaser shall, to the extent required by applicable Law, (i) provide customers with notice of the proposed change in accordance with Sellers’ privacy policies; (ii) direct customers to the Purchaser’s privacy policy; and (iii) provide each customer with the opportunity to opt out to the proposed change to the Sellers’ privacy policies with any such modifications only being binding on those customers who do not opt out.

(c) Within ten (10) days of Closing, Purchaser shall advise customers that (i) Purchaser was the successful bidder for Sellers’ assets; (ii) as a result of the transactions contemplated by this Agreement, Purchaser purchased personally identifiable information of customers of the Sellers; (iii) Purchaser is the successor-in-interest under the Sellers’ privacy policies and (iv) email addresses and other personally identifiable information collected by the Sellers in accordance with the Sellers’ privacy policies will be transferred to the Purchaser unless an opt-out request is received within seven (7) days.

6.9 Receipt of Misdirected Assets. From and after the Closing, if any Seller or any of its respective Affiliates receives any asset that is a Subject Asset, the applicable Seller shall promptly transfer or cause such of its Affiliates to transfer or designate to Agent such asset (and shall promptly endorse and deliver any such asset that is received in the form of cash, checks or other documents) to Purchaser or Agent, as applicable, and such asset will be deemed the property of Purchaser held in trust by such Seller for Purchaser until so transferred or subject to the rights of Agent herein or in the Agency Agreement. From and after the Closing, if Purchaser or any of its Affiliates receives any asset that is an Excluded Asset, Purchaser shall promptly transfer or cause such of its Affiliates to transfer such asset (and shall promptly endorse and deliver any such asset that is received in the form of cash, checks, or other documents) to the Company, and such asset will be deemed the property of the Company held in trust by Purchaser for the Company until so transferred.

6.10 Transition Services. Prior to the Closing, the Parties will negotiate in good faith and agree to the form of a definitive transition services agreement (the “Transition Services Agreement”) reflecting the terms set forth in the Transitions Services Agreement Term Sheet attached hereto as Exhibit D (the “TSA Term Sheet”) and such other terms as negotiated in good faith and reasonably agreed between the Parties, in a form (a) customary for transactions of the type contemplated by this Agreement and by the TSA Term Sheet and (b) reasonably acceptable to the Company and Purchaser, in their respective reasonable discretion.

6.11 Preference Actions. Sellers covenant and agree that they will not make a demand related to or assert or file any Preference Action, or sell, assign, or otherwise transfer any Preference Action prior to Closing. At Closing, Purchaser shall purchase and then forever release and irrevocably waive all Preference Actions, provided, however, that the Purchaser may assert any Preference Action for defensive purposes only.

ARTICLE VII

CONDITIONS TO CLOSING

7.1 Conditions Precedent to the Obligations of Purchaser and the Sellers. The respective obligations of each Party to this Agreement to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or to the extent permitted by Law, written waiver by each of the Sellers and Purchaser) on or prior to the Closing Date, of each of the following conditions:

(a) The applicable waiting periods under the HSR Act (if applicable) will have expired or been terminated;

(b) No court or other Governmental Body has issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; and

(c) the Bankruptcy Court shall have entered the Sale Order and any stay period regarding such Sale Order shall have expired or been waived under Bankruptcy Rule 6004(h).

7.2 Conditions Precedent to the Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or to the extent permitted by Law, written waiver by Purchaser in its sole discretion), on or prior to the Closing Date, of each of the following conditions:

(a) the Sellers shall have delivered to Purchaser a certified copy of the Sale Order;

(b) the representations and warranties made by the Sellers in Article III shall be true and correct as of the Closing Date (disregarding all qualifications or limitations as to “materiality” or “Material Adverse Effect” (other than the use of “Material Adverse Effect” in the first sentence of Section 3.6) and words of similar import set forth therein), as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except where the failure of such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided that the representations set forth in Sections 3.1, 3.2, and 3.17 will be true and correct in all respects other than de minimis failure to be true and correct;

(c) the Sellers shall have performed in all material respects all of the covenants and agreements required to be performed by each of them under this Agreement at or prior to the Closing; and

(d) the Sellers shall have delivered, or caused to be delivered, to Purchaser all of the items set forth in Section 2.5.

7.3 Conditions Precedent to the Obligations of the Company. The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or to the extent permitted by Law, written waiver by the Sellers in their sole discretion), on or prior to the Closing Date, of each of the following conditions:

(a) the representations and warranties made by Purchaser in Article IV shall be true and correct in all material respects (without giving effect to any materiality or similar qualification contained therein), in each case as of the date hereof and as of the Closing Date, with the same force and effect as though all such representations and warranties had been made as of the Closing Date (other than representations and warranties that by their terms address matters only as of another specified date, which shall be so true and correct only as of such other specified date), except where the failure of such representations or warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby;

(b) Purchaser shall have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing; and

(c) Purchaser shall have delivered, or caused to be delivered, to the Sellers all of the items set forth in Section 2.5.

7.4 Waiver of Conditions. Upon the occurrence of the Closing, any condition set forth in this Article VII that was not satisfied as of the Closing will be deemed to have been waived for all purposes by the Party having the benefit of such condition as of and after the Closing. None of Purchaser or the Sellers may rely on the failure of any condition set forth in this Article VII, as applicable, to be satisfied if such failure was caused by such Party’s failure to use, as required by this Agreement, its reasonable best efforts to consummate the transactions contemplated hereby.

ARTICLE VIII

TERMINATION

8.1 Termination of Agreement. This Agreement may be terminated only in accordance with this Section 8.1. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of the Company and Purchaser;

(b) by written notice of either Purchaser or the Company, upon the issuance by any Governmental Body of an Order restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or declaring unlawful the transactions contemplated by this Agreement, and such Order having become final, binding and non-appealable; provided that no termination may be made by a Party under this Section 8.1(b) if the issuance of such Order was caused by the breach or action or inaction of such Party;

(c) by written notice of either Purchaser or the Company, if the Closing shall not have occurred on or before December 20, 2019 (the “Outside Date”); provided that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the failure of the Closing to have occurred by the Outside Date was caused by the breach or action or inaction of such Party;

(d) by written notice of either Purchaser or the Company, if the Bankruptcy Case is dismissed or converted to a case or cases under Chapter 7 of the Bankruptcy Code, or if a trustee or examiner with expanded powers to operate or manage the financial affairs or reorganization of the Company is appointed in the Bankruptcy Case;

(e) by written notice from Purchaser to the Company, if Sellers announce any stand-alone plan of reorganization or liquidation (or support any such plan filed by any other party) that does not contemplate the Sale and provide for Sellers’ performance under the Transition Services Agreement;

(f) by written notice from the Company to Purchaser, upon a breach of any covenant or agreement on the part of Purchaser, or if any representation or warranty of Purchaser will have become untrue, in each case, such that the conditions set forth in Section 7.3(a) or 7.3(b) would not be satisfied, including a breach of Purchaser’s obligation to consummate the Closing; provided that (i) if such breach is curable by Purchaser then the Company may not terminate this Agreement under this Section 8.1(f) unless Purchaser has been promptly notified of such breach and such breach has not been cured by the date which is the earlier of (A) two (2) Business Days prior to the Outside Date and (B) thirty (30) days after the Company notifies Purchaser of such breach and (ii) the right to terminate this Agreement pursuant to this Section 8.1(f) will not be available to the Company at any time that the Company is in material breach of, any covenant, representation or warranty hereunder;

(g) by written notice from Purchaser to the Company, upon a breach of any covenant or agreement on the part of any Seller, or if any representation or warranty of any Seller will have become untrue, in each case, such that the conditions set forth in Section 7.2(b) or 7.2(c); provided that (i) if such breach is curable by such Seller then Purchaser may not terminate this Agreement under this Section 8.1(g) unless the Company has been promptly notified of such breach and such breach has not been cured by the date which is the earlier of (A) two (2) Business Days prior to the Outside Date and (B) thirty (30) days after Purchaser notifies the Company of such breach and (ii) the right to terminate this Agreement pursuant to this Section 8.1(g) will not be available to Purchaser at any time that Purchaser is in material breach of, any covenant, representation or warranty hereunder;

(h) by written notice from the Company to Purchaser, if all of the conditions set forth in Sections 7.1 and 7.2 have been satisfied (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or waived and Purchaser fails to complete the Closing at the time required by Section 2.4;

(i) by written notice from the Company to Purchaser, if any Seller or the board of directors (or similar governing body) of any Seller determines that proceeding with the transactions contemplated by this Agreement or failing to terminate this Agreement would be inconsistent with its or such Person’s or body’s fiduciary duties;

(j) by written notice of either Purchaser, if (i) any Seller enters into one or more Alternative Transactions with one or more Persons other than Purchaser or the Successful Bidder or the Backup Bidder at the Auction or (ii) the Bankruptcy Court approves an Alternative Transaction other than with the Successful Bidder or the Backup Bidder; and

(k) by written notice from Purchaser to the Company, if Purchaser is not the Successful Bidder or the Backup Bidder at the Auction.

8.2 Effect of Termination.

(a) In the event that this Agreement is terminated as provided herein, then each of the Parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and there will be no Liability or obligation on Purchaser, any Seller or any of their respective Advisors, except as specifically set forth in this Section 8.2; provided, however, that Section 2.2, this Section 8.2, and Article X shall survive any such termination and will be enforceable hereunder; provided further that nothing in this Section 8.2 will be deemed to release any Party from Liability for any willful breach of this Agreement prior to such termination (which, for the avoidance of doubt, will be deemed to include any failure by Purchaser to consummate the Closing if and when it is obligated to do so hereunder) and nothing in this Section 8.2 will be deemed to interfere with Sellers’ rights to retain the Deposit or Sellers’ obligation to return the Deposit to Purchaser, in each case as provided in Section 2.2.

(b) Notwithstanding Section 8.2, (i) if this Agreement is terminated in accordance with this Agreement other than pursuant to Section 8.1(a), Section 8.1(b), Section 8.1(d), Section 8.1(f), Section 8.1(h), or Section 8.1(l), and (ii) at the time of such termination, Purchaser is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.3(a) or 7.3(b), then Sellers will pay the Expense Reimbursement Amount to Purchaser by wire transfer of immediately available funds, without further order of the Bankruptcy Court, within three (3) Business Days following such termination of this Agreement.

(c) Notwithstanding Section 8.2(a), (i) if this Agreement is terminated pursuant to Section 8.1(e), Section 8.1(g), Section 8.1(i), Section 8.1(j), or Section 8.1(k) and (ii) at the time of such termination, Purchaser is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.3(a) or 7.3(b), then Sellers will pay the Break-Up Fee (less any Expense Reimbursement Amount paid to Purchaser pursuant to Section 8.2(b)) to Purchaser by wire transfer of immediately available funds, without further order of the Bankruptcy Court, concurrently with the consummation of any Alternative Transaction consummated within twelve (12) months after such termination.

(d) In the event that the Expense Reimbursement Amount is payable in accordance with this Section 8.2, Sellers will pay the Expense Reimbursement Amount to Purchaser by wire transfer of immediately available funds, without further order of the Bankruptcy Court, within three Business Days following the earlier of execution by the Sellers of a definitive agreement for an Alternative Transaction (including entry into a plan support agreement or filing a plan of reorganization before the Sale Termination Date, in each case, that does not contemplate the Sale and provide for Sellers’ performance under the Transition Services Agreement) or approval by the Bankruptcy Court of an Alternative Transaction.

(e) Notwithstanding Section 8.2(a), the Parties agree that the Purchaser’s right to the Break-Up Fee and the Expense Reimbursement Amount as set forth herein is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Purchaser for its efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision as of the date hereof. The Parties agree that if this Agreement is terminated in circumstances under which the Expense Reimbursement Amount and/or Break-Up Fee is payable, Purchaser’s receipt of the Expense Reimbursement Amount and/or the Break-Up Fee in accordance with this Agreement shall be the sole and exclusive remedy of Purchaser against Sellers and any of their respective Affiliates for any Liability, damage or other loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement or the failure of the transactions contemplated hereby to be consummated, and upon payment of such amounts, none of Sellers nor any of their respective Affiliates shall have any further monetary Liability relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

(f) The obligation of Sellers to pay the Expense Reimbursement Amount and the Break-Up Fee is subject to approval by the Bankruptcy Court as part of the Stalking Horse Order and shall survive the termination of this Agreement.

ARTICLE IX

TAXES

9.1 Transfer Taxes. Any sales, use, purchase, transfer, franchise, deed, fixed asset, stamp, documentary stamp, use, or other Taxes and recording charges payable by reason of the sale of the Subject Assets or the assumption of the Assumed Liabilities under this Agreement or the transactions contemplated hereby (the “Transfer Taxes”) shall be borne and timely paid by Purchaser (with respect to any Acquired Assets) or Agent (with respect to any Designated Assets), and Purchaser or Agent, as applicable, shall timely file all Tax Returns related to any such Transfer Taxes. Sellers, Agent, and Purchaser shall use commercially reasonable efforts and cooperate in good faith to exempt all such transactions from any Transfer Taxes.

9.2 Allocation of Purchase Price. For U.S. federal and applicable state and local income Tax purposes, Purchaser, Agent, the Sellers, and their respective Affiliates shall allocate the purchase price (and any Assumed Liabilities treated as part of the purchase price for applicable income Tax purposes) among the Subject Assets in accordance with the methodology set forth in Schedule 9.1 (the “Allocation Methodology”). As soon as commercially practicable, but no later than forty-five (45) days following the determination of the final purchase price, Purchaser and Agent shall provide a proposed allocation to the Sellers setting forth the allocation of the purchase price (and other amounts treated as purchase price for U.S. federal income Tax purposes) among the Subject Assets in accordance with the Allocation Methodology (the “Allocation”). If the Sellers deliver a written objection within thirty (30) days after receipt of the draft Allocation proposed by Purchaser and Agent, then Purchaser, Agent, and the Sellers shall negotiate in good faith to resolve any such objection, and, if the Sellers and Purchaser cannot resolve such dispute within thirty (30) days of Purchaser’s and Agent’s receipt of the Sellers’ objection, then a nationally recognized accounting firm mutually acceptable to Purchaser, Agent, and the Sellers shall resolve such dispute and the resolution of such dispute shall be final and binding on the Parties. The Parties and their respective Affiliates shall file all Tax Returns in accordance with such Allocation (as finally determined under this Section 9.1) and not take any Tax related action inconsistent with the Allocation, in each case, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

9.3 Cooperation. Purchaser, Agent, and the Sellers shall reasonably cooperate, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any Action, audit, litigation, or other proceeding with respect to Taxes.

9.4 Property and Ad Valorem Taxes.

(a) In each case, without duplication of any amount otherwise reflected as a downward adjustment to Purchase Price, Seller shall pay to (or there shall be a downward adjustment to Purchase Price in favor of) (i) Purchaser with respect to any Acquired Assets and (ii) the Agent with respect to any Designated Assets, in each case, in the amount of unpaid real estate, personal property and other ad valorem Taxes for 2019 relating to the applicable Subject Assets with respect to the period from January 1, 2019, through the Closing Date based on the 2019 ad valorem Tax bills relating to the Subject Assets; provided that if any such 2019 ad valorem Tax bills have not been received prior to the Closing Date, an amount shall be calculated and paid to Purchaser or the Agent, as applicable, by Seller based upon the ad valorem Tax rate and Tax valuation applicable to the Subject Assets that were in effect for 2018. A substantially identical approach shall be utilized for allocation of any ad valorem Taxes payable other than in respect of a calendar year.

(b) In each case, without duplication of any amount otherwise reflected as an upward adjustment to Purchase Price, Purchaser (with respect to any Acquired Assets) or Agent (with respect to any Designated Assets) shall pay to (or there shall be an upward adjustment to Purchase Price in favor of) Seller in the amount of prepaid real estate, personal property, and other ad valorem Taxes for 2019 relating to the Subject Assets with respect to periods after the Closing Date based on the 2019 ad valorem Tax bills relating to the Subject Assets; provided that if any such 2019 ad valorem Tax bills have not been received prior to the Closing Date, an amount shall be calculated and paid by Purchaser or the Agent, as applicable, to Seller based upon the ad valorem Tax rate and Tax valuation applicable to the Subject Assets that were in effect for 2018. A substantially identical approach shall be utilized for allocation of any ad valorem Taxes payable other than in respect of a calendar year.

9.5 Amendment. Purchaser shall not file any Tax Return, file an amendment to any previously-filed Tax Return, or otherwise take any Tax position that has the effect of increasing any Tax due for a Pre-Closing Tax Period with respect to the Subject Assets, unless such position is determined to be required at a “should” or higher level of authority by a nationally recognized accounting firm or law firm. Upon such determination, Purchaser shall provide no less than forty-five (45) days’ notice to the Company of such position before filing any such Tax Return. In the event the Company disagrees with such Tax position, and the dispute cannot be resolved between the Parties, such dispute shall be submitted to an independent national accounting firm or law firm for resolution, with the costs of such resolution to be evenly split by Purchaser, on the one hand, and the Sellers, on the other hand. The determination of such independent national accounting firm or law firm shall be binding on all Parties and any Tax Return shall be filed consistently with such resolution.

9.6 Tax Treatment of Dispositions. Purchaser, Agent, and the Sellers acknowledge and agree that for federal income tax purposes (and all applicable state and local income tax purposes), the Subject Assets shall be treated as having been sold to the Purchaser and the Designated Assets shall be treated as having been sold to the Agent, in each case, on the Closing Date, and none of the Parties or their respective Affiliates shall take any Tax-related action inconsistent with such treatment unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

ARTICLE X

MISCELLANEOUS

10.1 Non-Survival of Representations and Warranties and Certain Covenants; Certain Waivers. Each of the representations and warranties and the covenants and agreements (to the extent such covenant or agreement contemplates or requires performance by such Party prior to the Closing) of the Parties set forth in this Agreement or in any other document contemplated hereby, or in any certificate delivered hereunder or thereunder, will terminate effective immediately as of the Closing such that no claim for breach of any such representation, warranty, covenant or agreement, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought with respect thereto after the Closing, except for Fraud. Each covenant and agreement that explicitly contemplates performance after the Closing, will, in each case and to such extent, expressly survive the Closing in accordance with its terms, and if no term is specified, then for six (6) years following the Closing Date, and nothing in this Section 10.1 will be deemed to limit any rights or remedies of any Person for breach of any such surviving covenant or agreement or Fraud. Purchaser and the Sellers Parties acknowledge and agree, on their own behalf and on behalf of the Purchaser Group or the Seller Parties, as the case may be, that the agreements contained in this Section 10.1 are an integral part of the transactions contemplated hereby and that, without the agreements set forth in this Section 10.1, none of the Parties would enter into this Agreement. Nothing in this Section 10.1 shall relieve the Sellers of their obligations under the Transition Services Agreement.

10.2 Expenses. Whether or not the Closing takes place, except as otherwise provided herein (including, for the avoidance of doubt, Section 8.2), all fees, costs and expenses (including fees, costs and expenses of Advisors) incurred in connection with the negotiation of this Agreement, the Agency Agreement and the other agreements contemplated hereby, the performance of this Agreement, the Agency Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby will be paid by the Party incurring such fees, costs and expenses; it being acknowledged and agreed that all Transfer Taxes will be allocated pursuant to Section 9.1.

10.3 Notices. Except as otherwise expressly provided herein, all notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (a) when personally delivered, (b) when transmitted by electronic mail, (c) the day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case, to the respective Party at the number, electronic mail address or street address, as applicable, set forth below, or at such other number, electronic mail address or street address as such Party may specify by written notice to the other Party.

Notices to Purchaser:

Marquee Brands, LLC

1290 Avenue of the Americas

New York, New York 10104

Attention:	David Zolot
Email:	david.zolot@nb.com

with a copy (which shall not constitute notice) to:

Moore & Van Allen PLLC

100 N. Tryon Street, Suite 4700

Charlotte, North Carolina 28202

Attention:	James R. Langdon
Email:	jimlangdon@mvalaw.com

Notices to Agent:

Gordon Brothers Retail Partners, LLC

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02119

Attention:	Mackenzie Shea
Email:	mshea@gordonbrothers.com

and

HILCO MERCHANT RESOURCES, LLC

5 Revere Street, Suite 206

Northbrook, Illinois 60062

Attention:	Ian S. Fredericks

Sarah Baker

Email:	ifredericks@hilcoglobal.com

sbaker@hilcoglobal.com

with a copy to (which shall not constitute notice):

Paul Hastings LLP

71 South Wacker Drive, Suite 4500

Chicago, Illinois 60606

Attention:	Chris Dickerson

Kfir Abutbul

Email:	chrisdickerson@paulhastings.com

kfirabutbul@paulhastings.com

Notices to the Sellers:

Destination Maternity Corporation

232 Strawbridge Drive

Moorestown, New Jersey 08057

Attention:	Lisa Gavales

David Helkey

Email:	lgavales@destinationmaternity.com

dhelkey@destinationmaternity.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

Attention:	Steve Toth

Mariska S. Richards

Email:	steve.toth@kirkland.com

mariska.richards@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention:	Christopher T. Greco, P.C.

Rebecca Blake Chaikin

Email:	cgreco@kirkland.com

rebecca.chaikin@kirkland.com

10.4 Binding Effect; Assignment. This Agreement shall be binding upon Purchaser and, subject to the terms of the Stalking Horse Order and the Bidding Procedures Order (with respect to the matters covered thereby) and the entry and terms of the Sale Order, the Sellers, and shall inure to the benefit of and be so binding on the Parties and their respective successors and permitted assigns, including any trustee or estate representative appointed in the Bankruptcy Case or any successor Chapter 7 case; provided that neither this Agreement nor any of the rights or obligations hereunder may be assigned or delegated without the prior written consent of Purchaser and the Company, and any attempted assignment or delegation without such prior written consent shall be null and void; provided further that the Sellers’ consent (i) shall not be required with respect to the Purchaser assigning its rights under this Agreement to a wholly owned Subsidiary thereof and (ii) with respect to assignment by Purchaser of its rights under the Transition Services Agreement to a designee with whom the Purchaser (or its Affiliate) has contracted for liquidating the Inventory shall not be unreasonably withheld, conditioned or delayed.

10.5 Amendment and Waiver. Any provision of this Agreement or the Schedules or exhibits hereto may be (a) amended only in a writing signed by Purchaser, the Company and Agent or (b) waived only in a writing executed by the Person against which enforcement of such waiver is sought. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default.

10.6 Third Party Beneficiaries. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.

10.7 Non-Recourse. This Agreement may only be enforced against, and any Action based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement. Except to the extent named as a party to this Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or Advisor of any Party or any Subsidiary of the Sellers, Purchaser or Agent will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement or for any Action based upon, arising out of or related to this Agreement.

10.8 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law in any jurisdiction, such provision will be ineffective only to the extent of such prohibition or invalidity in such jurisdiction, without invalidating the remainder of such provision or the remaining provisions of this Agreement or in any other jurisdiction.

10.9 Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against any Person. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and will in no way restrict or otherwise modify any of the terms or provisions hereof.

10.10 Schedules. The Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, each section of the Schedules will be deemed to incorporate by reference all information disclosed in any other section of the Schedules, and any disclosure in the Schedules will be deemed a disclosure against any representation or warranty set forth in this Agreement, solely to the extent readily apparent on the face of such disclosure. Capitalized terms used in the Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Schedules or the attached exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the Ordinary Course or consistent with past practice, and no Party will use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement, the Schedules, Updated Schedules, or exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not set forth or included in this Agreement, the Schedules or exhibits is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or are within or outside of the Ordinary Course. In addition, matters reflected in the Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. No information set forth in the Schedules will be deemed to broaden in any way the scope of the parties’ representations and warranties. The information contained in this Agreement, in the Schedules and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third party of any matter whatsoever, including any violation of Law or breach of contract.

10.11 Complete Agreement. This Agreement and the Agency Agreement, together with the Confidentiality Agreement and any other agreements expressly referred to herein or therein, contains the entire agreement of the parties respecting the sale and purchase of the Acquired Assets and the Assumed Liabilities and the transactions contemplated by this Agreement and supersedes all prior agreements among the Parties respecting the sale and purchase of the Acquired Assets and the Assumed Liabilities and the transactions contemplated by this Agreement and the Agency Agreement. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement will control and prior drafts of this Agreement and the documents referenced herein will not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement), will be deemed not to provide any evidence as to the meaning of the provisions hereof or the intent of the Parties with respect hereto and will be deemed joint work product of the Parties.

10.12 Specific Performance.

(a) The Parties agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof, including if any of the Parties fails to take any action required of it hereunder to consummate the transactions contemplated by this Agreement, and that the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief without proof of damages or posting a bond or other security to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Unless otherwise expressly stated in this Agreement, no right or remedy described or provided in this Agreement is intended to be exclusive or to preclude a Party from pursuing other rights and remedies to the extent available under this Agreement, at law or in equity. The right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company or any Seller Party nor Purchaser would have entered into this Agreement. If, prior to the Outside Date, any Party brings any action, in each case in accordance with Section 10.13 to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date will automatically be extended (a) for the period during which such action is pending, plus ten (10) Business Days or (b) by such other time period established by the court presiding over such action, as the case may be. Nothing in this Section 10.12 shall restrict or otherwise limit the Company’s ability to terminate this Agreement pursuant to Section 8.1(i). In no event will this Section 10.12 be used, alone or together with any other provision of this Agreement, to require any Seller to remedy any breach of any representation or warranty of any Seller made herein. In no event will this Section 10.12 be deemed to modify the terms of Section 2.2.

10.13 Jurisdiction and Exclusive Venue. Each of the Parties irrevocably agrees that any Action that may be based upon, arising out of, or related to this Agreement or the negotiation, execution or performance of this Agreement and the transactions contemplated hereby brought by any other Party or its successors or assigns will be brought and determined only in (a) the Bankruptcy Court and any federal court to which an appeal from the Bankruptcy Court may be validly taken or (b) if the Bankruptcy Court is unwilling or unable to hear such Action, in the Delaware Chancery Court and any state court sitting in the State of Delaware to which an appeal from the Delaware Chancery Court may be validly taken (or, if the Delaware Chancery Court declines to accept jurisdiction over a particular matter, any state or federal court within the state of Delaware) ((a) and (b), the “Chosen Courts”), and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the Chosen Courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the Parties agrees not to commence any Action relating thereto except in the Chosen Courts, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any Chosen Court, and no Party will file a motion to dismiss any Action filed in a Chosen Court on any jurisdictional or venue-related grounds, including the doctrine of forum non-conveniens. The Parties irrevocably agree that venue would be proper in any of the Chosen Courts, and hereby irrevocably waive any objection that any such court is an improper or inconvenient forum for the resolution of such Action. Each of the Parties further irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 10.3. Nothing in this Agreement will affect the right of any Party to this agreement to serve process in any other manner permitted by Law.

10.14 Governing Law; Waiver of Jury Trial.

(a) Except to the extent the mandatory provisions of the Bankruptcy Code apply, this Agreement, and any Action that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State without regards to conflicts of law principles of the State of Delaware or any other jurisdiction that would cause the Laws of any jurisdiction other than the State of Delaware to apply.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE DOCUMENTS AND AGREEMENTS CONTEMPLATED HEREBY AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION BASED ON, ARISING OUT OF OR RELATED TO THIS AGREEMENT, ANY DOCUMENT OR AGREEMENT CONTEMPLATED HEREBY OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. EACH OF THE PARTIES AGREES AND CONSENTS THAT ANY SUCH ACTION WILL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE IRREVOCABLE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY (I) CERTIFIES THAT NO ADVISOR OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.15 No Right of Set-Off. Each of Purchaser and Agent, on its own behalf and on behalf the Purchaser Group, and Sellers and their respective successors and permitted assigns, hereby waive any rights of set-off, netting, offset, recoupment, or similar rights that either Party or any of their respective successors and permitted assigns has or may have with respect to the payment of the Purchase Price or any other payments to be made by Purchaser pursuant to this Agreement, the Agency Agreement or any other document or instrument delivered by Purchaser in connection herewith.

10.16 Counterparts and PDF. This Agreement and any other agreements referred to herein or therein, and any amendments hereto or thereto, may be executed in multiple counterparts, any one of which need not contain the signature of more than one party hereto or thereto, but all such counterparts taken together will constitute one and the same instrument. Any counterpart, to the extent signed and delivered by means of a facsimile machine, PDF or other electronic transmission, will be treated in all manner and respects as an original contract and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. Minor variations in the form of the signature page to this Agreement or any agreement or instrument contemplated hereby, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining the effectiveness of such signature. At the request of any party or pursuant to any such contract, each other party hereto or thereto will re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such contract will raise the use of a facsimile machine, .PDF or other electronic transmission to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine, .PDF or other electronic transmission as a defense to the formation of a contract and each such party forever waives any such defense.

10.17 Publicity. Neither the Company, Purchaser, nor Agent shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of each of the other Parties, which approval will not be unreasonably withheld or delayed, unless, in the reasonable judgment of Purchaser, Agent or the Company, disclosure is otherwise required by applicable Law or by the Bankruptcy Court with respect to filings to be made with the Bankruptcy Court in connection with this Agreement or by the applicable rules of any stock exchange on which Purchaser, Agent or the Company lists securities, provided that the Party intending to make such release shall use its best efforts consistent with such applicable Law or Bankruptcy Court requirement to consult with the other Party with respect to the text thereof.

10.18 Bulk Sales Laws. The Parties intend that pursuant to section 363(f) of the Bankruptcy Code, the transfer of the Acquired Assets shall be free and clear of any security interests in the Acquired Assets, including any liens or claims arising out of the bulk transfer laws, and the parties shall take such steps as may be necessary or appropriate to so provide in the Sale Order. In furtherance of the foregoing, each Party hereby waives compliance by the Parties with the “bulk sales,” “bulk transfers” or similar Laws and all other similar Laws in all applicable jurisdictions in respect of the transactions contemplated by this Agreement.

10.19 No Solicitation. This Agreement and the transactions contemplated herein and therein are the product of negotiations among the Parties. Notwithstanding anything herein to the contrary, this Agreement is not, and shall not be deemed to be, (a) a solicitation of votes for the acceptance of any plan of reorganization for the purposes of sections 1125 and 1126 of the Bankruptcy Code or otherwise or (b) an offer for the issuance, purchase, sale, exchange, hypothecation, or other transfer of securities or a solicitation of an offer to purchase or otherwise acquire securities for purposes of the Securities Act or the Exchange Act and none of the Company, the other Sellers, nor their Subsidiaries will solicit acceptances of a plan of reorganization from any party until such party has been provided with copies of a Disclosure Statement containing adequate information as required by section 1125 of the Bankruptcy Code.

ARTICLE XI

ADDITIONAL DEFINITIONS AND INTERPRETIVE MATTERS

11.1 Certain Definitions.

(a) “Action” means any action, claim (including a counterclaim, cross-claim, or defense), complaint, grievance, summons, suit, litigation, arbitration, mediation, audit, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation, of any kind whatsoever, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body.

(b) “Advisors” means, with respect to any Person, the accountants, attorneys, consultants, advisors, investment bankers, or other representatives of such Person.

(c) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

(d) “Agency Agreement” means the Agency Agreement, dated as of the date hereof, by and among Sellers, Purchaser and Agent attached hereto as Exhibit C.

(e) “Alternative Transaction” means any transaction (or series of transaction), whether direct or indirect, concerning a sale, merger, acquisition, issuance, financing, recapitalization, reorganization, liquidation or disposition of any Seller or any material portion of the equity interests or any material portion of the assets of the Sellers (in any form of transaction, whether by merger, sale of assets or equity or otherwise).

(f) “Auction” shall have the meaning ascribed to such term in the Bidding Procedures Order.

(g) “Avoidance Actions” means any and all avoidance claims and causes of action under the Bankruptcy Code or applicable state Law, including, without limitation, all rights and avoidance claims of Sellers arising under Chapter 5 of the Bankruptcy Code, but specifically excluding Preference Actions.

(h) “Bankruptcy Cases” means the jointly administered cases under chapter 11 of the Bankruptcy Code commenced by the Sellers on November 12, 2019, and continuing immediately thereafter, in the Bankruptcy Court and styled In re Destination Maternity Corporation, et al., Case No. 19-12256 (BLS).

(i) “Bidding Procedures Order” means that certain order dated as of November 14, 2019 [Docket No. 253].

(j) “Break-Up Fee” means an amount equal to $1.75 million.

(k) “Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York City, New York are authorized or required by Law to be closed.

(l) “Cash and Cash Equivalents” means all of the Company’s cash (including petty cash and checks received on the Closing Date), checking account balances, marketable securities, certificates of deposits, time deposits, bankers’ acceptances, commercial paper, security entitlements, securities accounts, commodity Contracts, commodity accounts, government securities and any other cash equivalents, whether on hand, in transit, in banks or other financial institutions, or otherwise held.

(m) “Closing Statement” shall mean the Sellers’ calculations of (i) Store Cash Amount, (ii) Merchandise Value, (iii) Merchandise Purchase Price Adjustment, (iv) the Final Purchase Price, and (v) the difference between the Final Purchase Price and the Estimated Purchase Price.

(n) “Code” means the United States Internal Revenue Code of 1986, as amended.

(o) “Confidentiality Agreement” means that certain letter agreement, dated as of September 23, 2019, by and between the Company and Purchaser.

(p) “Consent” means any approval, consent, ratification, permission, waiver or authorization, or an Order of the Bankruptcy Court that deems or renders unnecessary the same.

(q) “Contract” means any contract, purchase order, service order, sales order, indenture, note, bond, lease, sublease, license or other agreement that is binding upon a Person or its property.

(r) “Cost Factor Threshold” means the aggregate Cost Value of the Merchandise (other than Excluded Goods) as a percentage of the aggregate Retail Price of the Merchandise (other than Excluded Goods), such percentage being not greater than 27.7%.

(s) “Cost Value” shall mean with respect to each item of Merchandise, the lower of (i) the SKU-level unit cost for such item of Merchandise and (ii) the Retail Price; provided, however, that notwithstanding the foregoing, with respect to each item of Defective Merchandise for which the parties are able to agree upon a “Cost Value”, the “Cost Value” shall be such agreed upon amount; provided further that with respect to prior season Merchandise that is brought back for the same season in a later year, the Cost Value shall be determined without giving effect to any prior end of season, off season, or similar discounts.

(t) “Customer Data” shall mean all data (including personal data and personally identifiable information) owned or controlled (meaning any data Sellers have the ability to transfer in compliance with applicable Law) by or on behalf of Sellers related to Sellers’ customers, consumers or end users, including (i) customer, consumer and end user files and lists and contact information, (ii) purchasing and transaction histories, (iii) customer, consumer and end-user complaints and returns, (iv) customer, consumer or end user opt-outs, unsubscribe or opt-ins requests in relation to the use or processing of their information, (v) all analytics relating to any of the foregoing and other customer-based analyses or reports and (vi)xvall loyalty program data and participation information (including all information and data with respect to the Bump Bucks and Perks Savings Program).

(u) “Defective Merchandise” means any item of Merchandise that is defective or otherwise not saleable in the Ordinary Course because it is so worn, scratched, broken, faded, torn, mismatched, tailored, or affected by other similar defects rendering it not of the quality of other similar items of Merchandise. Display Merchandise shall not per se be deemed to be Defective Merchandise.

(v) “Display Merchandise” means those items of inventory used in the Ordinary Course as displays or floor models, including inventory that has been removed from its original packaging where such items of inventory have been removed from its original packaging for the purpose of putting such item on display, which goods are not otherwise damaged or defective. For the avoidance of doubt, Merchandise created for display and not saleable in the Ordinary Course shall not constitute Display Merchandise.

(w) “Distribution Center” means the distribution facilities leased by the Sellers and located at 1100 John Galt Way Florence Township, Burlington County, NJ 08518.

(x) “Distribution Center Merchandise” means items of inventory that are located in the Distribution Center as of the Closing Date and, which goods, to the extent not shipped from the Distribution Center to the Stores prior to the Closing Date; provided, however, that Distribution Center Merchandise excludes E-Commerce Merchandise.

(y) “Documents” means all of the Company’s written files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, plans, operating records, safety and environmental reports, data, studies, and documents, Tax Returns, ledgers, journals, title policies, Customer Data, all policies and procedures for the protection of individual and consumer privacy, regulatory filings, operating data and plans, research material, technical documentation (design specifications, engineering information, test results, maintenance schedules, functional requirements, operating instructions, logic manuals, processes, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials, in each case whether or not in electronic form.

(z) “E-Commerce Merchandise” means all items of inventory located at the Distribution Center as of the Closing Date and designated for sale through the E-Commerce Platform.

(aa) “E-Commerce Platform” means the series of software and hardware applications integrated into and used in the operation of, and through which Sellers sell inventory to consumers who place orders for such inventory through, the destinationmaternity.com, motherhood.com, or apeainthepod.com (and similar permutations thereof) websites and related internet or “app” based sales, marketing, advertising, and social media channels, including the Contracts pursuant to which such software and hardware applications are owned or licensed by Sellers (but only if such Contracts are Assigned Contracts).

(bb) “Encumbrance” means any lien (as defined in section 101(37) of the Bankruptcy Code), encumbrance, claim (as defined in section 101(5) of the Bankruptcy Code), charge, mortgage, deed of trust, option, pledge, security interest or similar interests, title defects, hypothecations, easements, rights of way, encroachments, judgments, conditional sale or other title retention agreements and other similar impositions, imperfections or defects of title or restrictions on transfer or use.

(cc) “Environmental Laws” all applicable Laws concerning pollution or protection of the environment.

(dd) “Escrow Agent” means SRS Acquiom.

(ee) “Estimated Purchase Price” shall mean the consideration payable by the Purchaser to the Sellers for the sale, transfer or designation, as applicable of the Subject Assets as estimated by the parties prior to Closing, being an amount equal to $50,000,000, plus the Sellers’ good faith estimate of the aggregate amount of the Store Cash Amount, provided to Purchaser by Sellers at least one (1) Business Day prior to the Closing Date.

(ff) “Excluded Defective Merchandise” means any item of Defective Merchandise that is not saleable in the ordinary course because it is so damaged or defective that it cannot reasonably be used for its intended purpose.

(gg) “Expenses” has the meaning set forth in the Agency Agreement.

(hh) “Expense Reimbursement Amount” means an amount, not to exceed $750,000, equal to Purchaser’s, Agent’s or their Affiliates’ reasonable and documented out-of-pocket costs and expenses (including fees and expenses of counsel and other advisors to Purchaser, Agent, and their Affiliates) incurred in connection with this Agreement and the transactions contemplated hereby, and all proceedings incident thereto and appeals therefrom.

(ii) “File” means the files set forth on Schedule 11.1(hh) together with updated files, if any, received by Purchaser or Agent from Seller on or prior to the Closing Date.

(jj) “Final Purchase Price” shall mean the Purchase Price as finally determined in the Closing Statement pursuant to Section 2.7.

(kk) “Fraud” means with respect to (i) Sellers, the intentional misrepresentation by such Sellers in the making by such Sellers to Purchaser of the Express Representations or the representations and warranties set forth in the certificate delivered by such Sellers pursuant to Section 2.5(i) or (ii) Purchaser, the intentional misrepresentation by Purchaser in the making by Purchasers to Sellers of the representations and warranties set forth in Article IV or in the certificate delivered by Purchaser pursuant to Section 2.6(g), in each case of clause (i) or (ii), that constitutes common law fraud under Delaware Law (and does not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory).

(ll) “Furnishings and Equipment” means all fixtures, trade fixtures, store models, shelving, racking, sample inventory, artwork, decorations, rolling stock, vehicles, and refrigeration equipment owned by Sellers and located at the Stores and Distribution Center.

(mm) “GAAP” means United States generally accepted accounting principles as in effect from time to time.

(nn) “GDPR” means Regulation (EU) 2016/679.

(oo) “Governmental Authorization” means any permit, license, certificate, approval, consent, permission, clearance, designation, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law.

(pp) “Governmental Body” means any government, quasi-governmental entity, or other governmental or regulatory body, agency or political subdivision thereof of any nature, whether foreign, federal, state or local, or any agency, branch, department, official, entity, instrumentality or authority thereof, or any court or arbitrator (public or private) of applicable jurisdiction.

(qq) “Hazardous Substance” means any toxic or hazardous material, substance or waste as to which liability or standards of conduct may be imposed under any Environmental Laws.

(rr) “Holdback” shall mean $4,000,000, $3,500,000 of which may be used to in connection with the Post-Closing Adjustment and $500,000 of which may be used in connection with Section 2.8(e).

(ss) “Holdback Escrow Agreement” means an escrow agreement, by and among Sellers, Agent, Purchaser and the Escrow Agent, in form and substance reasonably agreed between the Escrow Agent, Agent, Sellers and Purchaser.

(tt) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

(uu) “Intellectual Property” means any and all intellectual property and other similar proprietary rights in any jurisdiction in the world including any of the following: (a) all patents, utility models and design and utility patents and applications therefor, and all reissues, divisions, renewals, extensions, provisionals, continuations, continuations-in-part, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, patents of importation/confirmation, certificates of inventions, certificates of registration, and like rights; (b) all inventions (whether patentable or not), invention disclosures and improvements, all ideas (including product, packaging, and store concepts, designs, and specifications), all trade secrets (including those trade secrets defined in the United States Uniform Trade Secrets Act and under corresponding foreign Law), formulas, compositions, processes, techniques, and confidential information, including customer, supplier, and vendor information, product specifications, customer lists, price lists, and other confidential know-how (collectively, “Trade Secrets”); (c) all published and unpublished works of authorship (whether copyrightable or not) (including samples, press books, artwork, pictures, photographs, billboards, promotional and advertising materials, and historical archives), copyrights, mask works, data, databases and other compilations of information, copyright and mask work registrations and applications, and all renewals, extensions, restorations, and reversions thereof, as well as all moral rights and rights of attribution related thereto; (d) all industrial designs and any registrations and applications therefor; (e) all trade names, fonts, logos, labels, designs, trademarks and service marks, trade dress, certifications marks, slogans, brand names, corporate names, assumed names, Business names, and all other indicia of origin, whether registered or unregistered, including the goodwill of the Business symbolized thereby and all registrations and applications therefor (including intent-to-use applications) (collectively, “Trademarks”); (f) all rights in software, source code, object code, and documentation; (g) uniform resource locators, website addresses, website content, social media handles and accounts, domain names, and any registrations and applications therefor (“Internet Properties”); (h) all rights of publicity, personality rights, and other rights of use and exploitation relating to the Business, including any rights of sponsorship or endorsement, as well as all rights to use the name, likeness, signature, and biographical information of any individual; (i) any and all royalties, fees, income, payments and other proceeds now or hereafter due or payable with respect to any and all of the foregoing, (j) any and all claims and causes of action with respect to any of the foregoing, whether accruing before, on or after the date hereof, including all rights to and claims for damages, restitution and injunctive and other legal and equitable relief for past, present, and future infringement, dilution, misappropriation, violation, misuse, breach or default, unfair competition and/or deceptive trade practices related to the foregoing, and all other related claims and causes of action, with the right but no obligation to sue for such legal and equitable relief and to collect, or otherwise recover, any such damages, and (k) any similar, corresponding or equivalent rights to any of the foregoing.

(vv) “Inventory” means all inventory (including finished goods, supplies, raw materials, work in progress, spare, replacement and component parts) maintained or held by, stored by or on behalf of, or in transit to, any of the Sellers.

(ww) “Knowledge” or “Knowledge of the Company” or “Knowledge of the Sellers” means the actual knowledge of Lisa Gavales and David Helkey.

(xx) “Law” means any federal, state, provincial, local, municipal, foreign or international, multinational or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, determination, decision, opinion or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

(yy) “Leasehold Improvements” means all buildings, structures, improvements and fixtures which are owned by a Seller and located on any Leased Real Property, regardless of whether title to such buildings, structures, improvements or fixtures are subject to reversion to the landlord or other third party upon the expiration or termination of the lease for such Leased Real Property.

(zz) “Liability” means, as to any Person, any debt, adverse claim, liability (including any liability that results from, relates to or arises out of tort or any other product liability claim), duty, responsibility, obligation, commitment, assessment, cost, expense, loss, expenditure, charge, fee, penalty, fine, contribution, or premium of any kind or nature whatsoever, whether known or unknown, asserted or unasserted, absolute or contingent, direct or indirect, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and regardless of when sustained, incurred or asserted or when the relevant events occurred or circumstances existed.

(aaa) “Licensed Department Merchandise” means all finished goods inventory that is owned by the Sellers and located at any licensed department store of Sellers as of the Closing Date

(bbb) “Material Adverse Effect” means any event, change, occurrence, or effect (each, an “Effect”) that, individually or in the aggregate with all other Effects, has had, or would reasonably be expected to have, a material adverse effect on the Business, the Subject Assets and Assumed Liabilities, taken as whole; provided that none of the following shall constitute, or be taken into account in determining whether or not there has been, a Material Adverse Effect: (i) Effects to the extent arising from general business or economic conditions affecting the industry in which the Company and its Subsidiaries operate, (ii) Effects to the extent arising from national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military, cyber or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, asset, equipment or personnel of the United States, (iii) Effects to the extent arising from financial, banking, or securities markets (including (A) any disruption of any of the foregoing markets, (B) any change in currency exchange rates, (C) any decline or rise in the price of any security, commodity, contract or index and (D) any increased cost, or decreased availability, of capital or pricing or terms related to any financing for the transactions contemplated by this Agreement), (iv) Effects to the extent arising from changes in, GAAP, (v) Effects to the extent arising from changes in, Laws or other binding directives or determinations issued or made by or agreements with or consents of any Governmental Body (including, for the avoidance of doubt, any such items related to Section 6.4), (vi) Effects to the extent arising from (A) the taking of any action at the request of Purchaser, Agent or their Affiliates, (B) the failure to take any action if such action is prohibited by this Agreement, or (C) the identity, nature or ownership of Purchaser, including the impact thereof on the relationships, contractual or otherwise, of the business of the Company or any of its Subsidiaries with employees, customers, lessors, suppliers, vendors or other commercial partners, (vii) Effects that arise from any seasonal fluctuations in the business, (viii) any failure, in and of itself, to achieve any budgets, projections, forecasts, estimates, plans, predictions, performance metrics or operating statistics or the inputs into such items (whether or not shared with Purchaser or its Affiliates or Advisors) (but, for the avoidance of doubt, not the underlying causes of any such failure to the extent such underlying cause is not otherwise excluded from the definition of Material Adverse Effect), (ix) the effect of any action taken by the Purchaser, Agent or their Affiliates with respect to the transactions completed by this Agreement or the financing thereof or any breach by the Purchaser of the Agreement, or (x) (A) the commencement or pendency of the Bankruptcy Case; (B) any objections in the Bankruptcy Court to (1) this Agreement or any of the transactions contemplated hereby or thereby, (2) the reorganization of the Sellers, or (3) the assumption or rejection of any Assigned Contract; (C) any Order of the Bankruptcy Court or any actions or omissions of Sellers or their Subsidiaries in compliance therewith; except in the case of the clauses (i), (ii) or (iii), to the extent such Effects have a materially disproportionate impact on the Business, Subject Assets or Assumed Liabilities, as compared to other participants engaged in the industries and geographies in which the Sellers operate.

(ccc) “Merchandise” shall mean (A) all finished goods inventory that is owned by the Sellers and located at the Stores as of the Closing Date; (B) Distribution Center Merchandise; (C) the Display Merchandise; (D) E-Commerce Merchandise; (E) On Order Merchandise; (F) Defective Merchandise (other than Excluded Defective Merchandise), and (G) Licensed Department Merchandise. Notwithstanding the foregoing, “Merchandise” shall not include: (1) goods which belong to sublessees or concessionaires of Merchant (which, for the avoidance of doubt, shall not include (and shall not exclude from “Merchandise”) Licensed Department Merchandise); (2) goods held by Merchant on memo, on consignment, or as bailee; (3) Excluded Defective Merchandise; and (4) Returned Merchandise.

(ddd) “Merchandise Taker” means RGIS or WIS, depending on availability.

(eee) “Merchandise Value” means the aggregate Cost Value of all Merchandise.

(fff) “Merchant” has the meaning set forth in the Agency Agreement.

(ggg) “On Order Merchandise” means goods that are on order and in transit to Distribution Center as of the Closing Date.

(hhh) “Open Purchase Orders” means, as of the Closing Date, open purchase orders that Sellers identify to Purchaser prior to Closing and accounts payable relating thereto.

(iii) “Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body, including any Order entered by the Bankruptcy Court in the Bankruptcy Case (including the Sale Order).

(jjj) “Ordinary Course” means the ordinary and usual course of operations of the business of the Company and its Subsidiaries taken as a whole consistent with past practice and taking into account the commencement of the Bankruptcy Case.

(kkk) “Permitted Encumbrances” means (i) Encumbrances for utilities and current Taxes not yet due and payable, being contested in good faith, or the nonpayment of which is permitted or required by the Bankruptcy Code; (ii) easements, rights of way, restrictive covenants, encroachments and similar non-monetary encumbrances or non-monetary impediments against any of the Subject Assets which do not, individually or in the aggregate, adversely affect the operation of the Subject Assets and, in the case of the Leased Real Property, which do not, individually or in the aggregate, adversely affect the use or occupancy of such Leased Real Property as it relates to the operation of the Subject Assets, (iii) applicable zoning Laws, building codes, land use restrictions and other similar restrictions imposed by Law which are not violated by the current use or occupancy of such Leased Real Property, as applicable, (iv) materialmans’, mechanics’, artisans’, shippers’, warehousemans’ or other similar common law or statutory liens incurred in the Ordinary Course for amounts not yet due and payable, (v) such other Encumbrances or title exceptions as Purchaser may approve in writing in its sole discretion or which do not, individually or in the aggregate, materially and adversely affect the operation of the Subject Assets, (vi) any Encumbrances set forth on Schedule 11.1(ff), and (vii) any Encumbrances that will be removed or released by operation of the Sale Order.

(lll) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, labor union, estate, Governmental Body or other entity or group.

(mmm) “Power of Attorney” means a document (in form and substance satisfactory to the Parties) executed by a Seller Party appointing Purchaser as its attorney-in-fact to act in Seller Party’s name, place, and stead for (a) the completion of the endorsements of the Acquired Assets and any transfer documents related thereto, (b) the recordation of any assignments relating to the Acquired Assets, including executing country-specific trademark assignments and powers of attorney to foreign law firms to record such assignments, (c) the enforcement of Seller Party’s rights against third parties under the Acquired Assets purchased by Purchaser pursuant to this Agreement, and (d) the taking of other steps as may be necessary or desirable to enforce Purchaser’s rights, title, and interests against third parties in, to, and under the Acquired Assets, in each case of (a) through (d), in accordance with the terms and conditions of this Agreement and the Sale Order.

(nnn) “Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing.

(ooo) “Preference Actions” means any and all claims and causes of action arising under section 547 of the Bankruptcy Code, excluding any claims and causes of action against any insider (as defined in section 101(31) of the Bankruptcy Code) of the Sellers.

(ppp) “Purchaser Group” means Purchaser, Agent any Affiliate of Purchaser or Agent and each of their respective former, current or future Affiliates, officers, directors, employees, partners, members, managers, agents, Advisors, successors or permitted assigns.

(qqq) “Retail Price” shall mean with respect to each item of Merchandise, the lowest ticketed, shelf, hang-tag, hardmarked or the price reflected on the File; provided, however, that, for the avoidance of doubt, “Retail Price” excludes any temporary point of sale promotional price.

(rrr) “Returned Merchandise” means goods sold by Sellers prior to the Closing Date and returned by a customer within thirty (30) days after the Closing Date in compliance with Sellers’ return policy in effect immediately prior to the Closing Date.

(sss) “Sale” means the transactions contemplated by the Agency Agreement.

(ttt) “Sale Commencement Date” means the calendar day on which the Closing Date occurs, but in no event later than December 20, 2019.

(uuu) “Sale Order” means an Order of the Bankruptcy Court reasonably acceptable to the Parties (i) pursuant to sections 105, 363 and 365 of the Bankruptcy Code in a form mutually satisfactory to Purchaser and the Company, as may have been amended, supplemented or otherwise modified with the consent of Purchaser; (ii) approving this Agreement; and (iii) authorizing the Sellers to undertake the transactions contemplated hereunder, including pursuant to sections 363 and 365 of the Bankruptcy Code.

(vvv) “Sale Termination Date” has the meaning set forth in the Agency Agreement, but in no event later than March 31, 2020.

(www) “Seller Parties” means the Sellers and the Company’s Subsidiaries and each of their respective former, current, or future Affiliates, officers, directors, employees, partners, members, equityholders, controlling or controlled persons, managers, agents, Advisors, successors or permitted assigns.

(xxx) “SKU” means the stock keeping unit means of identifying items.

(yyy) “Stalking Horse Order” means the Order (I) Approving the Debtors’ Seelction of a Stalking Horse Bidder, (II) Approving Bid Protections in Connection Therewith, (III) Granting Related Relief [D.I. 398].

(zzz) “Store Cash Amount” means the Sellers’ cash located at the Stores as of the Closing Date, which cash shall be counted by the Sellers and Agent at the start of business on the Closing Date.

(aaaa) “Subject Assets” means the Acquired Assets and the Designated Assets.

(bbbb) “Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof

(cccc) “Tax” or “Taxes” means any federal, state, local, foreign or other income, gross receipts, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, ad valorem/personal property, stamp, excise, occupation, sales, use, transfer, value added, import, export, alternative minimum or estimated tax, including any interest, penalty or addition thereto.

(dddd) “Tax Return” means any return, claim for refund, report, statement or information return relating to Taxes filed or required to be filed with, or required to be supplied in copy to, a Governmental Body, including any schedule or attachment thereto, and including any amendments thereof.

(eeee) “Trade Claim Reserve” shall mean the lesser of (i) $450,000 and (ii) 50% of the outstanding amount of allowed claims pursuant to section 503(b)(9) of the Bankruptcy Code against the Sellers, which such amount shall be held in reserve for payment of such claims by the Sellers consistent with the terms set forth herein and the Sale Order.

11.2 Index of Defined Terms.

Acquired Assets	3
Acquired Furnishings and Equipment	3
Agent	1
Agreement	1
Allocation	42
Allocation Methodology	42
Assigned Contracts	3
Assignment and Assumption Agreement	13
Assumed Liabilities	6

Backup Bidder	31
Bankruptcy Case	1
Bankruptcy Code	1
Bankruptcy Court	1
Bankruptcy Rules	1
Business	1

Cash Payment	9
Chosen Courts	49
Closing	13
Closing Date	13
Closing Stores	33
Company	1
Cure Costs	6

Dataroom	27
Deposit	9
Designated Actions	2
Designated Assets	2
Dispute Notice	15

Enforceability Exceptions	17
Estimated Merchandise Value	12
Excess Cure Costs	6
Excluded Assets	4
Excluded Contracts	5
Excluded Goods	12
Excluded Liabilities	7
Express Representations	29

Financial Statements	18
Foreign Competition Laws	17

Gross Rings	11

Holdback Account	10
Honored Open Purchase Orders	2

Independent Accountant	15
Information Presentation	27
Internet Properties	56

IP Assignment and Assumption Agreement	13

Latest Balance Sheet	18
Leased Real Property	19
Leases	19

Material Contract	20
Merchandise Date	10
Merchandise Purchase Price Adjustment	12
Merchandise Report	11
Merchandise Taking	10
Multiemployer Plans	25

Outside Date	39

Parties	1
Party	1
Payment Account	9
Pension Plans	25
Permits	22
Petition Date	1
Post-Closing Adjustment	16
Purchase Price	9
Purchaser	1
Purchaser Post-Closing Adjustment	15

Receipt Deadline	12
Registered Intellectual Property	23
Review Period	14

Seller	1
Seller Plans	25
Sellers	1
Store Cash	2
Stores	1
Successful Bidder	31

Trade Secrets	56
Trademarks	56
Transfer Taxes	42
Transferred Company Intellectual Property	3
Transition Services Agreement	37
TSA Term Sheet	37

Updated Schedules	36

Welfare Plans	25

11.3 Rules of Interpretation. Unless otherwise expressly provided in this Agreement, the following will apply to this Agreement, the Schedules and any other certificate, instrument, agreement or other document contemplated hereby or delivered hereunder.

(a) Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP consistently applied. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

(b) The terms “hereof,” “herein” and “hereunder” and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement. Section, clause, schedule and exhibit references contained in this Agreement are references to sections, clauses, schedules and exhibits in or to this Agreement, unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(c) Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Where the context permits, the use of the term “or” will be equivalent to the use of the term “and/or.”

(d) The words “to the extent” shall mean “the degree by which” and not “if.”

(e) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of such period is a day other than a Business Day, the period in question will end on the next succeeding Business Day.

(f) Words denoting any gender will include all genders, including the neutral gender. Where a word is defined herein, references to the singular will include references to the plural and vice versa.

(g) The word “will” will be construed to have the same meaning and effect as the word “shall”. The words “shall,” “will,” or “agree(s)” are mandatory, and “may” is permissive.

(h) All references to “S” and dollars will be deemed to refer to United States currency unless otherwise specifically provided.

(i) All references to a day or days will be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.

(j) Any document or item will be deemed “delivered,” “provided” or “made available” by the Company, within the meaning of this Agreement if such document or item (a) is included in the Dataroom, (b) actually delivered or provided to Purchaser or any of Purchaser’s Advisors or (c) made available upon request, including at the Company’s or any of its Subsidiaries’ offices within two (2) Business Days of the Closing.

(k) Any reference to any agreement or contract will be a reference to such agreement or contract, as amended, modified, supplemented or waived.

(l) Any reference to any particular Code section or any Law will be interpreted to include any amendment to, revision of or successor to that section or Law regardless of how it is numbered or classified; provided that, for the purposes of the representations and warranties set forth herein, with respect to any violation of or non-compliance with, or alleged violation of or non-compliance, with any Code section or Law, the reference to such Code section or Law means such Code section or Law as in effect at the time of such violation or non-compliance or alleged violation or non-compliance.

(m) All references to a day or days shall be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.

[Signature pages follow.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

MARQUEE BRANDS, LLC

By:
Name:
Title:

Signature Page to Asset Purchase Agreement

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

SELLERS:

DESTINATION MATERNITY CORPORATION

By:
Name:
Title:

DM URBAN RENEWAL, LLC

By:
Name:
Title:

MOTHERS WORK CANADA, INC.

By:
Name:
Title:

Signature Page to Asset Purchase Agreement

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

AGENT:

HILCO MERCHANT RESOURCES, LLC

By:
Name:
Title:

GORDON BROTHERS RETAIL PARTNERS, LLC

By:
Name:
Title:

Signature Page to Asset Purchase Agreement